Private and confidential

                            Dated: February 16, 2005

            THE BANKS AND FINANCIAL INSTITUTIONS LISTED IN SCHEDULE 1
                                  (as Lenders)
                                      -and-
                               ABN AMRO BANK N.V.
                   (as Account Bank, Agent and joint-Arranger)
                                      -and-
                                  CREDIT SUISSE
                               (as joint Arranger)
                                      -and-
                             CASTALIA SERVICES LTD.
                             FIANNA NAVIGATION S.A.
                                 INGRAM LIMITED
                           TEAGAN SHIPHOLDING S.A. and
                            WHITELAW ENTERPRISES CO.
                        (as joint and several Borrowers)

                   ==========================================
                                 LOAN AGREEMENT
                   for a loan facility of up to US$95,000,000
                   ==========================================

                                TABLE OF CONTENTS

CLAUSE                              HEADINGS                                PAGE
------                              --------                                ----

1.   PURPOSE AND INTERPRETATION .............................................. 1

2.   THE COMMITMENT AND THE ADVANCES .........................................14

3.   INTEREST AND INTEREST PERIODS ...........................................

4.   REPAYMENT AND PREPAYMENT ................................................

5.   FEES, COMMITMENT COMMISSION AND EXPENSES ................................

6.   PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS ...........................

7.   REPRESENTATIONS AND WARRANTIES ..........................................

8.   UNDERTAKINGS ............................................................

9.   CONDITIONS ..............................................................41

10.  EVENTS OF DEFAULT .......................................................42

11.  INDEMNITIES .............................................................47

12.  UNLAWFULNESS AND INCREASED COSTS.........................................48

13.  APPLICATION, SECURITY AND SET-OFF - ACCOUNTS ............................50

14.  ASSIGNMENT, TRANSFER AND LENDING OFFICE .................................55

15.  ARRANGERS AND AGENT .....................................................58

16.  NOTICES AND OTHER MATTERS ...............................................63

17.  GOVERNING LAW AND JURISDICTION ..........................................

                                   SCHEDULES
                                   ---------

     1.   The Lenders and their Commitment

     2.   Form of Drawdown Notice

     3.   Documents and evidence required as conditions precedent

     4.   Form of Transfer Certificate

     5.   Form of Compliance Certificate

THIS AGREEMENT is dated February 16, 2005 and made BETWEEN:

(1) THE BANKS AND FINANCIAL INSTITUTIONS, whose names and addresses are set out in Schedule 1, as lenders (hereinafter called the "Lenders") which expression shall include their respective successors and permitted assigns);

(2)  ABN AMRO BANK N.V., as Agent, joint Arranger and Account Bank;

(3)  CREDIT SUISSE, as joint Arranger: and

(4) (a) CASTALIA SERVICES LTD., a company duly incorporated in the Republic of Liberia and having its registered office at 80 Broad Street, Monrovia, Liberia and includes its successors in title (hereinafter called "Castalia");

     (b) FIANNA NAVIGATION S.A., a company duly incorporated in the Republic of Liberia and having its registered office at 80 Broad Street, Monrovia, Liberia and includes its successors in title (hereinafter called "Fianna");

     (c) INGRAM LIMITED, a company duly incorporated in the Republic of Liberia and having its registered office at 80 Broad Street, Monrovia, Liberia and includes its successors in title (hereinafter called "Ingram");

     (d) TEAGAN SHIPHOLDING S.A., a company duly incorporated in the Republic of Liberia and having its registered office at 80 Broad Street, Monrovia, Liberia and includes its successors in title (hereinafter called "Teagan"); and

     (e) WHITELAW ENTERPRISES Co., a company duly incorporated in the Republic of Liberia and having its registered office at 80 Broad Street, Monrovia, Liberia and includes its successors in title (hereinafter called "Whitelaw"),

     as  joint  and  several   borrowers   (hereinafter   together   called  the
     "Borrowers") and "Borrower" means any of them).

IT IS HEREBY AGREED as follows:

1.   PURPOSE AND INTERPRETATION

1.1 Purpose. This Agreement sets out the terms and conditions upon and subject to which the Lenders agree to make available to the Borrowers, jointly and severally, a loan of up to $95,000,000 to be made available by way of up to five (5) Advances for the purpose of partly financing the Purchase Price of the Vessels, each such Advance to be up to the lesser of (a) the amount of the Facility undrawn at the relevant time and (b) the lesser of (i) 60% of the Purchase Price of the Vessel to be financed by such Advance and (ii) 60% of the Market Value of such Vessel at delivery thereof .

1.2  Definitions. In this Agreement, unless the context otherwise requires:

     "Account Bank" means ABN AMRO Bank N.V., a bank incorporated under the laws of the Kingdom of the Netherlands, acting in its capacity as account bank through its office at 330 El. Venizelou Avenue, Kallithea, GR 176 75 Athens, Greece or such other bank as may be designated by the Agent as the Account Bank for the purpose of this Agreement (and includes its successors and assigns);

     "Accounts Pledge Agreement" an agreement to be made between the Borrowers and the Creditors for the creation of a pledge in favor of the Creditors over the Earnings Accounts, the Retention Account and the Debt Reserve Account in form and substance as the Lenders may approve or require as the same may from time to time be amended and/or supplemented;

     "Advance" means each borrowing of a proportion of the Total Commitment by the Borrowers or (as the context may require) the principal amount of such borrowing and "Advances" means any or all of them;

     "Agent" means the Agent referred to at the beginning of this Agreement acting in its capacity as agent for the Lenders through its office at 330 El. Venizelou Avenue, Kallithea, Athens, Greece, or through an other office notified to the Borrowers and the Lenders (and includes its successors and permitted assigns and any replacement agent retirement or removal of the then Agent under arrangements separately agreed between the Agent and the Lenders, as may be appointed as agent by the Lenders pursuant to Clause 15.13;

     "Approved Vessel" means a bulker motor vessel of about 40,000-70,000 dwt, built not earlier than 1994 and of such type, tonnage and other characteristics of the approval of the Lenders (which approval the Lenders shall be in full liberty to withhold) to be acquired by a Borrower pursuant to the relevant MOA and which upon her Delivery shall be registered in the ownership of such Borrower at the Registry and under the laws and flag of a Flag State with a name of her Owner's choice and for which an Advance relative to such Vessel is made hereunder; and

     "Arranger" means each of

     (a) ABN AMRO Bank NV., acting in its capacity as arranger through its office at 330 El. Venizelou Avenue, Kallithea, GR 176 75 Athens, Greece, or of such other address as may last have been notified to the Borrowers pursuant to Clause 14.9 and includes its successors in title; and

     (b) Credit Suisse, acting in its capacity as arranger through its branch at St. Alban-Graben 1, CH-4002 Basel, Switzerland, or of such other address as may last have been notified to the Borrowers pursuant to Clause 14.9 and includes its successors in title;

     "Assignee" has the meaning ascribed thereto in Clause 14.3;

     "Banking Day" means a day on which dealings in deposits in Dollars are carried on in the London Interbank Market and (other than Saturday or Sunday) on which banks are open for business in London, New York City, Basel (Switzerland) and Athens (or any other relevant place of payment under Clause 6);

     "Bill of Sale" in relation to a Vessel means the bill of sale to be executed by the relevant Seller in favor of the Owner thereof transferring title on such Vessel from the relevant Seller to such Owner;

     "Borrowed Money" means Indebtedness in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired,
     (vi) finance leases and hire purchase contracts, (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

     "Casualty Amount" means five hundred thousand Dollars ($500,000) (or the equivalent in any other currency);

     "Charterparty Assignment" means in relation to a Vessel, the assignment of any Long Charterparty, executed or (as the context may require) to be executed by the Owner thereof in favor of the Lenders, in form and substance as the Lenders may approve or require as the same may from lime to time be amended and/or supplemented (together the "Charterparties Assignments");

     "Charterparty Assignment Acknowledgement" means the acknowledgement of notice of the assignment in respect of the relevant Long Charterparty to be given by the relevant charterer, in the form scheduled to the relevant Charterparty Assignment (together the "Charterparties Assignments Acknowledgements");

     "Classification"  means, in respect of each Vessel,  the classification
     "[ o ]", with the Classification Society or such other classification as the Majority Lenders shall, at the request of the Borrowers, have agreed in writing to be treated as the Classification for the purposes of the Security Documents;

     "Classification Society" means, in respect of each Vessel, Lloyds Register of Shipping, American Bureau of Shipping, Bureau Veritas, Det Norske Veritas, NKK or such other classification society which is a member of IACS and which the Majority Lenders shall, at the request of the Borrowers, have agreed in writing to be treated as the Classification Society for the purposes of the Security Documents;

     "Commitment" means in relation to each Lender the amount set out opposite its name in the column headed "Commitment" in schedule 1, and/or, in the case of a Transferee, the amount transferred as specified in the relevant Transfer Certificate, as reduced in each case by any relevant term of this Agreement;

     "Compulsory Acquisition" means requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of a Vessel by any Government Entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving requisition of title;

     "Contribution" means, in relation to each lender, the principal amount of the Loan owing to such Lender under this Agreement at any relevant time;

     "Creditors" means the Account Bank, the Agent, the Arrangers and the Lenders and "Creditor" means any of them;

     "Debt Reserve Account" means an interest bearing account in the joint names of the Borrowers with the Account Bank or with any other branch of the Account Bank or any other bank or financial institution other than the Account Bank which is designated by the Agent as the Debt Reserve Account for the purposes of the Agreement;

     "Debt Service" in relation to a period means the amount required during such period for the repayment of the instalments due and payable under Clause 4.1 and the payment of the interest accrued on the Loan;

     "Default" means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

     "Default Rate" means that rate of interest per annum which is determined in accordance with the provisions of Clause 3.4;

     "Delivery" in relation to a Vessel means the delivery of such Vessel by the relevant Seller to, and the acceptance of such Vessel by, the relevant Borrower pursuant to the relevant MOA;

     "Delivery Date" means the date upon which Delivery of a Vessel occurs;

     "DOC" means a document of compliance issued to an Operator in accordance with rule 13 of the ISM Code;

     "Dollars" and "$" mean the lawful currency of the United States of America and in respect of all payments to be made under any of the Security
     Documents mean funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other U.S. dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in U.S. dollars);

     "Drawdown Date" means any date being a Business Day falling during the Drawdown Period, on which an Advance is, or is to be, made available or (as the context may require) the date on which such Advance is actually advanced to the Borrowers hereunder;

     "Drawdown Notice" means a notice substantially in the terms of schedule 2;

     "Drawdown Period" means the period commencing on the date hereof and ending on the 30th September, 2005 or until such later date as the Agent may, with the authorization of all the Lenders, agree in writing or on such earlier date (if any), on which the Total Commitment is fully borrowed, cancelled or terminated pursuant to the provisions of this Agreement;

     "Earnings" in relation to a Vessel, means all earnings of such Vessel, both present or future, including all freight, hire and passage moneys, compensation payable to the Owner thereof in the event of requisition of such Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys, contributions of any nature whatsoever in respect of general avenge, damages for breach (or payments for variation or termination) of any charterparty or other contract for employment of such Vessel and any other earnings whatsoever due or to become due to the Owner thereof in respect of such Vessel and all sums recoverable under any Insurances in respect of loss of Earnings and includes, if and whenever such Vessel is employed on terms whereby any and all such moneys as aforesaid are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing agreement which is attributable to such Vessel;

     "Earnings Account" in relation to each Borrower means the account with the Account Bank or with any other branch of the Account Bank or any other bank or financial institution other than the Account Bank which is designated by the Agent as an Earnings Account for the purposes of the Agreement and "Earnings Accounts" means any or all of them;

     "Encumbrance" means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including: without limitation title transfer and/or retention arrangements having a similar effect);

     "Environmental Affiliate" means any agent or employee of any of the Borrowers or any other Relevant Party or any person having a direct contractual relationship with any of the Borrowers or any other Relevant Party in connection with any Relevant Ship or its operation or the carriage of cargo thereon or therefrom;

     "Environmental Approval" means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Ship or its operation or the carriage of cargo thereon or therefrom required under any Environmental Law;

     "Environmental Claim" means any and all material enforcement, clean-up, removal or other governmental or regulatory actions or orders instituted or completed pursuant to any Environmental Law or any Environmental Approval together with claims made by any third party relating-to damage, contribution, loss or injury, resulting from any actual or threatened emission, spill, release or discharge of a Material of Environmental Concern from any Relevant Ship;

     "Environmental Laws" means all national, international and state laws, rules, regulations, treaties and conventions applicable to any Relevant Ship pertaining to the pollution or protection of human health or the environment including, without limitation, the carriage of Materials of Environmental Concern and actual or threatened emissions, spills, releases or discharges of Materials of Environmental Concern;

     "Event of Default" means any of the events or circumstances described in Clause 10.1 or any of the Events of Mandatory Repayment where repayment has not been made within the specified time limit as described in Clause 4.4;

     "Expenses" means the aggregate at any relevant time (to the extent that the same have not been received or recovered by the Creditors) of:

     (a) all losses, liabilities, costs, charges, expenses, damages and outgoings of whatever nature, (including, without limitation, Taxes, repair costs, registration fees and insurance premiums, crew wages, repatriation expenses and seamen's pension fund dues) suffered, incurred, charged to or paid or committed to be paid by the Creditors (or any of them) in connection with the exercise of the powers referred to in or granted by any of the Security Documents or otherwise payable by the Borrowers in accordance with the terms of any of the Security Documents to the Creditors;

     (b)  the expenses referred to in Clause 5.3; and

     (c) interest on all such losses, liabilities, costs, charges, expenses, damages and outgoings from, in the case of Expenses referred to in sub-paragraph (a) above, the date on which such Expenses were demanded by the Agent from the Borrowers and in all other cases, the date on which the same were suffered, incurred or paid by the Agent until the date of receipt or recovery thereof (whether before or after judgement) at the Default Rate per annum (as conclusively certified by the Agent);

     "Facility" means the aggregate amount not exceeding Dollars ninety five million ($95,000,000) which the Lenders have agreed to lend to the Borrowers under clause 2.1 by the Advances as reduced by any relevant term of this Agreement;

     "Final Maturity Date" in relation to each Advance relative to:

     (a) a 1994-1996 built Vessel and the "BIRTHDAY" means the date falling ninety six (96) months after the Drawdown Date in respect of such Advance; or

     (b)  a 1997-2004 built Vessel means the date falling one hundred and twenty
          (120) months after the Drawdown Date in respect of such Advance;

     "Financial Year" in relation to:

     (a) each Borrower, means the period commencing on the Delivery Date of its Vessel and ending on the 31st of December of the following year and thereafter the 12 month period commencing on the 1st of January of the relevant year and ending on the 31st of December following; and

     (b) any other member of the Group means the 12 month period commencing on the 1st of January of the relevant year and ending on the 31st of December following;

     "Flag State" means in the case of each of "ISMINAKI", "FIRST ENDEAVOUR" and "EMERALD", the Republic of Panama and in the case of "BIRTHDAY", the Commonwealth of The Bahamas, or such other state or territory designated in writing by the Agent on behalf of the Majority Lenders, at the request of a Borrower, as being the "Flag State" of such Borrower's Vessel for the purposes of the Security Documents;

     "General Assignment" means in relation to each Vessel the deed of general assignment of the Earnings, Insurances and Requisition Compensation thereof executed or (as the context may require) to be executed by the Owner thereof in favour of the Lenders in form and substance as the Lenders may approve or require as the same may from time to time be amended and/or supplemented (together the "General Assignments");

     "Government Entity" means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

     "Governmental Withholdings" means withholdings and any restrictions or conditions resulting in any charge whatsoever imposed, either now or hereafter, by any sovereign state or by any political sub-division or taxing authority of any sovereign state;

     "Group" means together the Borrowers, the Manager, the Guarantor, any Subsidiary of any thereof and each company whose vessel is managed by the Manager and "member of the Group" shall be construed accordingly;

     "Guarantee" means the guarantee of the Guarantor in favor of the Lenders in respect of the obligations of the Borrowers under this Agreement and the Security Documents in form and substance as the Lenders may approve or require as the same may from time to time be amended and/or supplemented;

     "Guarantor" means Excel Maritime Carriers Ltd., a company organised and existing under the laws of the Republic of Liberia, having its registered address at 80 Broad Street, Monrovia, Liberia and/or any other person nominated by the Borrowers and acceptable to the Lenders which may give a Guarantee;

     "Indebtedness" means, in relation to any person, any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent, secured or unsecured;

     "Insurances" and "Requisition Compensation" have in relation to each Vessel, the meanings given to those terms in the Mortgage and General Assignment relative thereto;

     "Interest Payment Date" in relation to the Loan (or any part thereof) means the last day of an Interest Period and in case of any Interest Period longer than three (3) months the date(s) falling at successive three (3) monthly intervals during such longer Interest Period and the last day of such longer Interest Period;

     "Interest Period" means, in relation to the Loan (or any part thereof), each period for the calculation of interest in respect thereof ascertained in accordance with Clauses 3.2 and 3.3;

     "ISM Code" means the International Safety Management Code for the Safe Operating of Ships and for Pollution Prevention constituted pursuant to Resolution A.741 (18) of the International Maritime Organisation and incorporated into the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

     "ISPS Code" means the International Security of Ships and Port Safety Code and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

     "ISSC" means an International Ship Security Certificate issued in respect of the relevant Vessel pursuant to the ISPS Code;

     "Lender" means (a) any of the banks referred to in the beginning of this Agreement and listed in Schedule 1 and acting through its branch or office indicated beneath its name in Schedule 1 and (b) any bank or financial institution to which its rights and/or obligations under this Agreement are assigned or transferred in accordance with the terms of Clause 14 (and includes its assigns, successors and Transferees (together the "Lenders"));

     "LIBOR" means in relation to any amount and for any period

     (a) the offered rate (if any) per annum for deposits in Dollars for such amount and for such period which is the rate, for such period, appearing on the relevant page of the Reuter screen at or about 11 a.m. London time on the Quotation Date (or, if the Lenders shall have made a determination pursuant to Clause 3.6 such later time (not being later than 1 p.m. (London time) on the first day of such period) as the Agent may determine) or such other page as may replace the relevant Page of the Reuter screen on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying the British Bankers' Association Interest Settlement Rates for Dollars; and

     (b) if on such date no such rate is so displayed, LIBOR for such period shall be the rate determined by the Agent in accordance with its usual practices to obtain similar deposit(s) in Dollars on the basis of the rates quoted by the Reference Lenders at the request of the Agent as such Reference Lender's offered rate for deposits in Dollars in an amount approximately equal to the amount in relation to which LIBOR is to be determined for a period equivalent to such period in the London Interbank Market at or about 11:00 a.m. (London time) on the second Banking Day before the first day of such period;

     "Loan" means the aggregate principal amount owing to the Lenders under this Agreement at any relevant time;

     "Long Charterparty" means, in relation to a Vessel, any time charter or contract of affreightment, agreement or related document in respect of the employment of such Vessel whether now existing or hereinafter entered into by the Owner thereof, as owner and any charterer for a period for more than 12 months (and shall include any addenda thereto);

     "Majority Lenders" means, at any relevant time, (a) with respect to decisions regarding change of the repayment schedules of the Loan, increase any Lender's Commitment, change the currency in which any amount is payable by any Security Party under any of the Security Documents, change any provision of any of the  Security  Documents  which  expressly or impliedly requires the approval or consent of all of the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all of the Lenders, change the order of distribution under Clause 13.1 (application of moneys), change Clause 15.11 or any definition referred to in Clause 15.11, change of pricing, change of a Final Maturity Date, amend this definition and/or release of the securities constituted or to be constituted by the Security Documents, Lender(s) the aggregate of whose Commitments is equal to 100% of the Total Commitment at such time or, after the Loan has been drawn down, Lender(s) the aggregate of whose Contributions at such relevant time is equal to 100% of the Loan and (b) with respect to decisions on any other matter, Lender(s), the aggregate of whose Commitments at any relevant time equals to sixty six point sixty seven percent (66.67%) of the Total Commitment or, after the Loan has been drawn down, Lender(s), the aggregate of whose Contributions at any relevant time is equal to sixty six point sixty seven percent (66.67%) of the Loan;

     "Management Agreement" means in relation to each Vessel, the management agreement made between the Owner thereof and the Manager in a form previously approved in writing by the Agent or any other agreement previously approved in writing by the Agent between such Owner and the Manager providing (inter alia) for the Manager to manage such Vessel (together, the "Management Agreements");

     "Manager" means Maryville Maritime Inc., a company organised and existing under the laws of the Republic of Liberia, having its registered address at 80 Broad Street, Monrovia, Liberia, having an office established in Greece (67 Akti Miaouli, 185 37 Piraeus, Greece) pursuant to the Greek laws 89/67, 378/68, 27/75 and 814/78, as amended, or such other person as may from time to time be appointed by an Owner (with the prior written consent of the Majority Lenders, such consent not to be unreasonably withheld) for the purpose of managing its Vessel and includes its successors and permitted assigns;

     "Manager's Undertaking" means in relation to each Vessel, an undertaking executed or (as the context may require) to be executed by the Manager in favour of the Lenders, such undertaking to be in form and substance as the Lenders may approve or require as the same may from time to time be amended and/or supplemented (together, the "Manager's Undertakings");

     "Margin" means one point two seven per centum (1.27%) per annum;

     "Market Value" means in relation to a Vessel, the market value of such Vessel as determined in accordance with Clause 8.2(b);

     "Material of Environmental Concern" means and includes pollutants, contaminants, toxic substances, oil as defined in the United States Oil Pollution Act of 1990 and all hazardous substances as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act 1980;

     "MOA" means in relation to a Vessel, the Memorandum of Agreement entered into between relevant Seller, as seller and the relevant Borrower, as buyer in respect of the sale by such Seller and the purchase by such Borrower of such Vessel and any and all Addenda thereto (together the "MOAs");

     "month" means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (a) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and (b) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and "months" and "monthly" shall be construed accordingly;

     "Mortgage" means in relation to each Vessel the first preferred [priority statutory] ship mortgage [and the deed of covenant supplemental thereto, both] executed or (as the context may require) to be executed by the Owner thereof in favour of the Lenders in form and substance as the Lenders may approve or require as the same may from time to time be amended and/or supplemented (together the "Mortgages");

     "Mortgaged Vessel" means, at any relevant time, any Vessel which is at such time subject to a Mortgage and/or the Earnings, the Insurances and Requisition Compensation (each as defined in the relevant Mortgage or, as the case may be, General Assignment) of which are subject to an Encumbrance pursuant to the relevant Security Documents and a Vessel shall for the purposes of this Agreement be deemed to be a Mortgaged Vessel as from whichever shall be the earlier of (a) the drawdown of the relevant Advance for that Vessel and (b) the date that the Mortgage of that Vessel shall have been executed and registered in accordance with this Agreement until whichever shall be the earlier of (i) the payment in full of the amount required to be paid by the Borrowers pursuant to Clause 4.3 following the sale or Total Loss of such Vessel and (ii) the date on which the Outstanding Indebtedness has been repaid in full;

     "Operating Expenses" in relation to a Vessel means the voyage expenses and the expenses for crewing, victualling, insuring, maintenance (including the cost of any special survey, dry-docking and required improvements), spares, management and operation of such Vessel which are reasonably incurred for a vessel of the size and type of such Vessel;

     "Operator" means any person who is from time to time during the Security Period concerned in the operation of the Vessels (or any of them) and falls within the definition of "Company" set out in rule 1.1.2. of the ISM Code;

     "Outstanding Indebtedness" means the aggregate of the Loan and interest accrued and accruing thereon, the Expenses and all other sums of money from time to time owing by the Borrowers to the Creditors, whether actually or contingently under this Agreement and the other Security Documents;

     "Owners" means the Borrowers and "Owner" in relation to a Vessel means the registered owner thereof;

     "Permitted Encumbrance" means any Encumbrance in favour of the Lenders created pursuant to the Security Documents and Permitted Liens;

     "Permitted Liens" means any lien on a Vessel for master's, officer's or crew's wages outstanding in the ordinary course of trading, any lien for salvage and any Vessel repairer's or outfitter's possessory lien for a sum not (except with the prior written consent of the Agent) exceeding the Casualty Amount;

     "Protocol of Delivery and Acceptance" means a protocol of delivery and acceptance to be signed by or on behalf of the relevant Seller and the relevant Borrower evidencing the delivery and acceptance of the relevant Vessel pursuant to the relevant MOA, such protocol to be in a form satisfactory to the Agent;

     "Purchase Price" means, in relation to each Vessel, the price payable by the relevant Borrower to the relevant Seller in accordance with the relevant MOA, being in relation to:

     (a)  "ISMINAKF, $39,750,000;

     (b)  "FIRST ENDEAVOUR", $31,250,000;

     (c)  "BIRTHDAY", $32,000,000; and

     (d)  "EMERALD", $30,000,000;

     "Quotation Date" means, in respect of any period in respect of which LIBOR falls to be determined under this Agreement, the second Banking Day before the first day of such period;

     "Receiving Bank" means ABN AMRO Bank N.V. situated at 335 Madison Ave, 17th floor, 10017 New York, N.Y., U.S.A., or such other bank in New York as may from time to time be notified by the Agent to the Lenders and notify to the Borrowers;

     "Reference Lenders" means the Lenders and includes, if applicable, any other bank appointed for this purpose by the Agent pursuant to Clause 3.7;

     "Regulatory Agency' means the Government Entity or other organisation in a Flag State which has been designated by the government of such Flag State to implement and/or administer and/or enforce the provisions of the ISM Code;

     "Registry" means the offices of the Panamanian Consulate in Piraeus, Greece or, as the case may be, the offices of the Bahamian Maritime Authority in London or any registrar, commissioner or representative of the Flag State of a Vessel who is duly authorised and empowered to register such Vessel, the relevant Borrower's title to such Vessel and the relevant Mortgage under the laws of such Flag State through the relevant Registry;

     "Relevant Jurisdiction" means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment, carries on, or has a place of business or is otherwise effectively connected;

     "Relevant Party" means the Borrowers and any other Security Party;

     "Relevant Ship" means each Vessel and any other vessel from time to time (whether before or after the date of this Agreement) owned, managed or crewed by, or chartered to, any Relevant Party;

     "Repayment Dates" means, subject to clause 6.3, in respect of each Advance, each of the dates on which a repayment installment is falling due for payment pursuant to the provisions of Clause 4.1;

     "Retention Account" means an interest-bearing Dollar account of the Borrowers opened or (as the context may require) to be opened jointly by the Borrowers with the Account Bank and includes any sub-accounts thereof and any other account designated in writing by the Agent to be the Retention Account for the purposes of this Agreement;

     "Security Documents" means this Agreement, the Guarantee, the Mortgages, the General Assignments, the Accounts Pledge Agreement, any Charterparty Assignments, the Manager's Undertakings and any other documents as may have been or shall from time to time after the date of this Agreement be executed by the Security Parties or any other person to guarantee and/or secure all or any part of the Loan, interest thereon and other moneys from time to time owing under or in connection with this Agreement and/or any of the documents referred to in this definition;

     "Security Party" means the Borrowers, the Manager, the Guarantor and any other person who may at any time be a party to any of the Security Documents (other than the Creditors);

     "Security Period" means the period commencing on the date hereof and terminating on the date on which on the date upon which all moneys payable or to become payable at any time and from time to time pursuant to the terms of this Agreement and/or any of the Security Documents shall have been paid and discharged in full and any period during which any Commitment is in force;

     "Security Requirement" means the amount in Dollars (as certified by the Agent whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrowers) which is at any relevant time one hundred thirty five percent (135%) of the Loan;

     "Security Value" means the amount in Dollars (as certified by the Agent whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrowers) which, at any relevant time is the aggregate of (a) the Market Value of the Vessels as most recently determined in accordance with Clause 8.2(b); and (b) the market value of any additional security, plus the amounts (if any) standing to the credit of the Retention Account and the Debt Reserve Account;

     "Seller" in relation to a Vessel means the company referred to in the MOA relative thereto as the seller of such Vessel;

     "SMC" means a safety management certificate issued in respect of any Vessel in accordance with rule 13 of the ISM Code;

     "Subsidiary" of a person means any company or entity directly or indirectly controlled by such person, and for this purpose "control" means either the ownership of more than 50 per cent of the voting share capital (or equivalent rights of ownership) of such company or entity or the power to direct its policies and management, whether by contract or otherwise;

     "Taxes" includes all present and future taxes, levies, imposts, duties, fees or charges of whatever nature together with interest thereon and penalties in respect thereof (with the exception of taxes concerning Bank's net income) and "Taxation" shall be construed accordingly;

     "Termination Date" means the last day of the Drawdown Period;

     "Total Commitment" means, at any relevant time, the aggregate of the Commitments of all the Lenders at such time;

     "Total Loss" in relation to a Vessel means:

     (a) actual, constructive, compromised or arranged total loss of such Vessel; or

     (b)  the Compulsory Acquisition of such Vessel; or

     (c) the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Vessel (other than where the same amounts to the Compulsory Acquisition of such Vessel) by any Government Entity, or by persons acting or purporting to act on behalf of any Government Entity, unless such Vessel be released and restored to the Borrowers from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within thirty days after the occurrence thereof;

     "Transfer Certificate" means a certificate substantially in the form set out in Schedule 4;

     "Transferee"  has the meaning  ascribed  thereto in Clause 14.4;

     "Vessels" means:

     (a) the m/v "UNITED SEAS", of about 38,864gt and 24,517nt, built in Japan in 1998, presently registered under the Marshall Islands flag with Official No. 2024, and purchased by Fianna pursuant to the relevant MOA and which Vessel upon delivery shall be registered under the laws and flag of the Republic of Panama in the ownership of Fianna through the relevant Registry with the new name "ISMINAKI" (the "ISMINAKF");

     (b) the m/v "LORD FORTUNE", of about 35,879gt and 23,407nt, built in Japan in 1994, presently registered under the Marshall Islands flag with Official No. 1812, and purchased by Teagan pursuant to the relevant MOA and which Vessel upon delivery shall be registered under the laws and flag of the Republic of Panama in the ownership of Teagan through the relevant Registry with the new name "FIRST ENDEAVOUR" (the "FIRST ENDEAVOUR");

     (c) the m/v "GALATEIA", of about 38,131gt and 24,124nt, built in Japan in 1993, presently registered under the Bahamian flag with Official No. [
          o ], and purchased by Whitelaw pursuant to the relevant MOA and which Vessel upon delivery shall be registered under the laws and flag of the Commonwealth of The Bahamas in the ownership of Whitelaw through the relevant Registry with the new name "BIRTHDAY" (the "BIRTHDAY");

     (d) the m/v "SEABONI", of about 26,028gt and 14,924nt, built in Japan in 1998, presently registered under the Maltese flag with Official No. 8051, and purchased by Ingram pursuant to the relevant MOA and which Vessel upon delivery shall be registered under the laws and flag of the Republic of Panama in the ownership of Ingram through the relevant Registry with the new name "EMERALD" (the "EMERALD"); and

     (e)  the Approved Vessel(s),

     and "Vessel" means any of them as the context may require.

1.3 Headings Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4 Construction of certain terms In this Agreement, unless the context otherwise requires:

     (a) subject to any specific provision of this Agreement or of any assignment and/or participation or syndication agreement of any nature whatsoever, reference to each of the parties hereto and to the other Security Documents shall be deemed to be reference to and/or to include, as appropriate, their respective successors and permitted assigns;

     (b) reference to a person shall be construed as including reference to an individual, firm, company, corporation, unincorporated body of persons or any State or any agency thereof,

     (c) where the context so admits, words in the singular include the plural and vice versa;

     (d) the words "including" and "in particular" shall not be construed as limiting the generality of any foregoing words;

     (e) references to (or to any specified provisions of) this Agreement and all documents referred to in this Agreement shall be construed as references to this Agreement, that provision or that document as are in force for the time being and as are amended and/or supplemented from time to time;

     (f) reference to this Agreement includes all the terms of this Agreement and any Schedules, Annexes or Appendices to this Agreement, which form an integral part of same;

     (g) reference to Clauses, Sub-Clauses and Schedules are to Clauses, Sub-Clauses and Schedules in this Agreement;

     (h) reference to the opinion of any Creditor or a determination or acceptance by any Creditor or to documents, acts, or persons acceptable or satisfactory to any Creditor or the like shall be construed as reference to opinion, determination, acceptance or satisfaction of such Creditor at the sole discretion of such Creditor and such opinion, determination, acceptance or satisfaction of such Creditor shall be conclusive and binding on the Borrowers;

     (i) references to a "regulation" include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any agency, authority, central bank or government department or any self regulatory or other national or supra-national authority;

     (j)  references  to  any  person   include  such  person's   assignees  and
          successors in title;

     (k) reference to a "guarantee" include references to an indemnity or other assurance against financial loss including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and "guaranteed" shall be construed accordingly; and

     (l) references to any enactment shall be deemed to include references to such enactment as re-enacted, amended or extended.

1.5 Agreed forms In this Agreement any document expressed to be "in the agreed form" means a document in a form agreed by (and for the purposes of identification initialed by and on behalf of) the Borrowers and the Lenders.

1.6 Majority Lenders Where any of the Security Documents provides for any matter to be determined by reference to the opinion of the Majority Lenders or to be subject to the consent or request of the Majority Lenders or for any action to be taken on the instructions of the Majority Lenders, such opinion, consent, request or instructions shall (as between the Lenders) only be regarded as having been validly given or issued by the Majority Lenders if all the Lenders shall have received prior notice of the matter on which such opinion, consent, request or instructions are required to be obtained and the relevant majority of Lenders shall have given or issued such opinion, consent request or instructions.

1.7 Lender's Commitment For the purpose of the definition of "Majority Lenders" in Clause 1.2, references to the Commitment of a Lender shall, if the Total Commitment of all the Lenders have, at any relevant time, been reduced to zero, be deemed to be a reference to the Commitment of that Lender immediately prior to such reduction to zero.

2.   THE COMMITMENT AND THE ADVANCES

2.1 Agreement to lend The Lenders, relying upon each of the representations and warranties in Clause 7, agree to lend by way of loan to the Borrowers upon and subject to the terms of this Agreement the principal sum of up to Dollars ninety five million ($95,000,000) as set forth in Clause 1.1. The obligation of each Lender under this Agreement shall be to contribute that proportion of each Advance which, as at the Drawdown Date of such Advance, its Commitment bears to the Total Commitment.

2.2 Drawdown Notice and Commitment to Borrow Subject to the terms and conditions of this Agreement, each Advance shall be made following receipt by the Agent from the Borrowers of a Drawdown Notice not later than 11 a.m. on the third Banking Day before the date, which shall be a Banking Day falling within the Drawdown Period, on which such Advance is intended to be made. A Drawdown Notice shall be effective on actual receipt by the Agent and, once given, shall, subject as provided in Clause 3.6(a), be irrevocable.

2.3  Limitation of Advances

     (a)  The  aggregate   total  amount  of  the  Advances   shall  not  exceed
          $95,000,000.

     (b)  There shall be no more than five (5) Advances.

     (c)  Each Advance shall be made in accordance with clause 6.2.

2.4 Availability Upon receipt of a Drawdown Notice complying with the terms of this Agreement the Agent shall promptly notify each Lender and each of the Lenders shall, subject to the provisions of Clause 9, on the date specified in such Drawdown Notice make available to the Agent its portion of the Facility for payment by the Agent in accordance with Clause 6.2. Each of the Borrowers acknowledges that payment of any Advance to the relevant Seller in accordance with Clause 6.2 shall satisfy the obligation of the Lenders to lend that Advance to the Borrowers under this Agreement.

2.3 Termination of Total Commitment Any part of the Total Commitment undrawn at the end of the Drawdown Period shall no longer be available to the Borrowers pursuant to this Agreement and the Lenders shall have no further obligation to the Borrowers in respect of that undrawn part of the Total Commitment.

2.6 Application of proceeds Without prejudice to the Borrowers' obligations under Clause 8.1(c), none of the Agent and the Lenders shall have any responsibility for the application of proceeds of the Loan by the Borrower. or any of then.

2.7 Interest to co-borrow The Borrowers have an interest in borrowing jointly and severally in that they are companies which have close financial co-operation and mutual assistance and in that the Facility would not have been available to each one of the Borrowers separately.

2.8 Cancellation of the Facility The Borrowers shall be entitled to cancel any undrawn part of the Facility under this Agreement upon giving the lender not less than three (3) Business Days' notice in writing to that effect, provided that no Drawdown Notice has been given to the Lenders for the full amount of the Facility or in respect of the portion thereof in respect of which cancellation is required by the Borrowers. Any such notice of cancellation, once given, shall be irrevocable. Any amount cancelled may not be drawn.

2.9 Disbursement of Advance to Seller's bank Notwithstanding the foregoing provisions of this Clause 2, in the event that an Advance is required to be drawn down prior to the satisfaction of the requirements of Clause 9 and remitted to the bank referred to in the relevant MOA as the relevant
     Seller's bank (the "Seller's bank"), the Agent may in its absolute discretion agree to remit such amount to the Seller's bank prior to satisfaction of the requirements of Clause 9 provided that:

     (a) such amount is remitted to the Seller's bank to be held by it in an account in the Agent's name (the "deposit account") and to the order of the Agent;

     (b) the principal amount (the "deposited amount") of such funds will only be released to the relevant Seller upon such Seller's presentation to the Seller's bank of a copy of the Protocol of Delivery and Acceptance for the relevant Vessel in the form agreed between the relevant Seller and the Owner thereof, duly signed on behalf of the relevant Seller and such Owner and countersigned on behalf of the Agent;

     (c) the deposited amount so released may be used only for payment to the account of the relevant Seller with the Seller's bank in satisfaction of the Purchase Price under the relevant MOA;

     (d) in the event that none of the said amount so remitted is released in accordance with the Agent's instructions or a part thereof is not so released, the Agent may, after expiry of three (3) days from the expected Delivery Date, instruct the Seller's bank to pay the amount of the Loan and any earned interest to another account of the Agent and the Borrowers shall be obliged to indemnify each Creditor in accordance with Clause 11.1. Thereafter, as and when any further Drawdown Notice is given by the Borrowers in respect of the Facility, the provisions of this Clause shall apply again (mutatis mutandis).

     (e)  When either:

          (i) the Facility is disbursed (whether on the expected Delivery Date or thereafter) in accordance with Clause 2.9(a) and (b) or

          (ii) the Agent withdraws the deposited amount under Clause 2.9(d);

          the Borrowers shall forthwith upon demand by the Agent pay to the Agent such amounts that may be certified by the Agent as being the amount required to indemnify the Lenders in respect of the cost to the Lenders of funding the deposited amount from the date of payment thereof to the Seller's Bank to the date of disbursement of the deposited amount to the relevant Seller or the refund of the deposited amount to the Agent less the amount (if any) of the earned interest received by the Agent from the Seller's bank. For this purpose, the cost of the Lenders funding the deposited amount shall be deemed to be interest at a rate equal to the aggregate of (i) the Margin and (ii) LIBOR for comparable deposits on a call (day to day) basis.

     (f) The Agent shall have no liability to the Borrowers if the Seller's bank fails to carry out any instruction given to it by the Agent to disburse or refund the deposited amount.

     (g) If, upon being instructed to do so by the Agent, the Seller's bank fails either to apply the deposited amount in full in accordance with Clause 2.9(c) or to refund the deposited amount in full in accordance with Clause 2.9(d):

          (i) the Agent shall cease to be obliged to make the relevant Advance available unless and until the Seller's bank carries out such instructions;

          (ii) the continued failure of the Seller's bank to do so for five Banking Days after the giving of such instruction shall be deemed to be an Event of Default for the purposes of this Agreement;

         (iii) the Borrowers shall indemnify the Lenders on demand in respect to all losses certified by the Agent as suffered or incurred by the Lenders as a consequence of the Seller's bank failure to carry out instructions; and

          (iv) without prejudice to the obligations of the Borrowers so to indemnify the Lenders on demand, the Agent shall in good faith take reasonable and proper steps diligently to seek recovery of the deposited amount from the Seller's bank (provided that prior to taking such action the Borrowers shall have agreed to indemnify the Agent for all costs and expenses which may be incurred in seeking recovery of such amount, including, without limitation, all legal fees and disbursements reasonably and properly incurred) and if the Agent shall recover any part of the deposited amount (and provided that it has previously recovered full indemnification under Clause 2.9(g)(iii)) the Agent shall, so long as no Default has occurred and is continuing and subject to Clause 2.9(d), pay to the Borrowers the balance (if Any) of the amount so recovered (after, also, subtracting any tax suffered or incurred thereon by the Agent or any Lender) the amount representing the relevant Borrowers' equity.

     (h) If, at the time prior to the deposit of funds by the Agent with the Seller's bank, the Agent considers in its absolute discretion that the Seller's bank may be or will be unable or unwilling for any reason (including, without limitation, by reason of the Seller's bank's financial position or regulatory requirements applicable to the Seller's bank) to take and fully apply such deposit in accordance with the requirements of this Clause 2.9, the Agent may in its absolute discretion decide not to make such deposit and this Agreement shall thereupon take effect as if this Clause 2.9 does not apply and the relevant Advance shall, without prejudice to Clause 9, be made and disbursed in the manner set out in this Agreement.

2.10 Obligations several The oblations of the Lenders under this Agreement are several according to their respective Commitments and/or Contributions; the failure of any Lender to perform such obligations shall not relieve any other Creditor or the Borrowers of any of their respective obligations or liabilities under this Agreement nor shall any Creditor be responsible for the obligations of any Lender ( except for its own obligations, if any, as a Lender) nor shall any Lender be responsible for the obligations of any other Lender under this Agreement.

2.11 Interests several Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Creditors are several and the amount due to any Creditor is a separate and independent debt. Each Creditor shall have the right to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Creditor to be jointed as an additional party in any proceedings for this purpose.

3.   INTEREST AND INTEREST PERIODS

3.1 Normal interest rate The Borrowers shall pay interest on each Advance in respect of each Interest Period relating thereto on each Interest Payment Date at the rate per annum determined by the Agent to be the aggregate of:

     (a)  the Margin; and

     (b)  LIBOR for such Interest Period.

3.2 Selection of Interest Periods The Borrowers may by notice received by the Agent not later than 11 a.m. on the second Banking Day before the beginning of each Interest Period for each Advance specify whether such Interest Period shall have a duration of 1, 2, 3, 6, 9, or 12 months or such other period as the Borrowers may select and the Agent may, in its absolute discretion, agree.

3.3 Determination of Interest Periods Every Interest Period shall be of the duration required by, or specified by the Borrowers pursuant to, Clause 3.2 but so that:

     (a) the first Interest Period in respect of each Advance shall commence on the date on which such Advance is made and each subsequent Interest Period shall commence on the last day of the previous Interest Period relative to such Advance;

     (b) the Agent, acting on the instructions of the Majority Lenders, may determine that the initial Interest Period in respect of each Advance other than the first Advance shall end on the same day as the then current Interest Period for such Advance and, on the last day of each such Interest Period, all Advances shall be consolidated into, and shall thereafter constitute, one Advance for the purpose of determining the length of any Interest Period hereunder;

     (c) if any Interest Period for any Advance or, as the case may be, the Loan would otherwise overrun a Repayment Date, then, in the case of the last Repayment Date, such Interest Period shall end on such Repayment Date, and in the case of any other Repayment Date or Repayment Dates such Advance or, as the case may be, the Loan shall be divided into parts so that there is one part in the amount of the repayment instalment due on each Repayment Date falling during that Interest Period and having an Interest Period ending on the relevant Repayment Date and another part in the amount of the balance of such Advance or, as the case may be, the Loan having an Interest Period ascertained in accordance with Clause 3.2 and the other provisions of this Clause 3.3;

     (d) if the Borrowers fail to specify the duration of an Interest Period in accordance with the provisions of Clause 3.2 and this Clause 3.3 such Interest Period shall have a duration of one month or such other period as shall comply with this Clause 3.3; and

     (e) if the Agent determines that the duration of an Interest Period specified by the Borrowers in accordance with Clause 3.2 is not readily available, then that Interest Period shall have such duration as the Agent, in consultation with the Borrowers, may determine.

3.4 Default interest If the Borrowers (or any of them) fall to pay any sum (including, without limitation, any sum payable pursuant to this Clause 3.4) on its due date for payment under any of the Security Documents, the Borrowers shall pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Agent pursuant to this Clause 3.4. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than three months as selected by the Agent (in consultation with the Lenders) each of which periods (other than the first, which shall commence on such due date) shall commence on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Agent) of:

     (a)  two per cent per annum;

     (b)  the Margin; and

     (c)  LIBOR for such period.

     Such interest shall be due and payable on the last day of each such period as determined by the Agent and each such day shall, for the purposes of this Agreement, be treated as an Interest Payment Date, provided that if such unpaid sum is an amount of principal which became due and payable, by reason of a declaration by the Lenders under Clause 10.2(b) or a prepayment pursuant to Clauses 4.2, 4.3, 4.6, 8.2 or 12.1 on a date other than an Interest Payment Date relating thereto, the first such period selected by the Agent at its discretion shall be of a duration equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate two per cent above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in Clause 3.6(a), the Lenders are unable to determine a rate in accordance with the foregoing provisions of this Clause 3.4, each Lender shall promptly notify the Agent of the cost of funds to such Lender and interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Agent to be two per cent (2%) per annum above the aggregate of the Margin and costs of funds to such Lender as conclusively determined by such Lender save for manifest error. Interest payable by the Borrowers as aforesaid shall be compounded quarterly (or if the period fixed by the Agent is longer, at the end of such longer period) and shall be payable on demand.

3.5 Notification of Interest Periods and interest rate The Agent shall notify the Borrowers promptly of the duration of each Interest Period and of each rate of interest determined by it under this Clause 3 without prejudice to the right of the Agent and/or the Lenders to make determinations at its sole discretion. However, omission of the Agent and/or the Lenders to make such notification (without the application of the Borrowers) will not constitute and will not be interpreted as if to constitute a breach of obligation of the Agent and/or the Lenders except in case of willful misconduct.

3.6  Market disruption; non-availability

     (a) If and whenever, at any time prior to the commencement of any Interest Period, the Agent shall have reasonably determined (which determination shall, in the absence of manifest error, be conclusive):

          (i) that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or

          (ii) where  applicable,  none or  only  one of the  Reference  Lenders
               supplies   the  Agent  with  a  quotation   for  the  purpose  of
               calculating LIBOR; or

         (iii) the Agent shall have received notification from any Lender that deposits in Dollars are not available to the Lenders in the ordinary course of business in sufficient amounts to fund its Contribution for such Interest Period; or

          (iv) that LIBOR for that Interest Period will not adequately reflect the cost of funding of the Loan for that Interest Period to all Lenders,

          the Agent shall forthwith give notice (a "Determination Notice") thereof to the Borrowers and to the Lenders. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. After the giving of any Determination Notice the undrawn amount of the Facility shall not be borrowed until notice to the contrary is given to the Borrowers by the Agent.

     (b) During the period of 10 days after any Determination Notice has been given by the Agent under Clause 3.6(a), the Lenders and the Borrowers shall negotiate in good faith (but without incurring any legal obligations) with a view to arriving to an acceptable alternative basis (the "Substitute Basis") for maintaining the Loan failing which the Borrowers shall promptly, on first demand or within the time limit which may be determined by the Agent, prepay the Loan together with accrued interest thereon to the date of prepayment (calculated at the rate or rates most lately applicable to the Loan) and all other sums payable by the Borrowers under the Security Documents and the Total Commitment shall be reduced to zero. In such case the Borrowers shall also reimburse to the Lenders such amount as may be determined by the Agent to be necessary to compensate them for the increased cost (if any) of maintaining the Loan during the period of negotiation referred to in this Clause 3.6 until such prepayment. In case the Lenders agree to a Substitute Basis for funding the Loan, the Agent shall certify such Substitute Basis to the Borrowers. The Substitute Basis may (without limitation) include alternative interest periods, alternative currencies or alternative rates of interest but shall include a margin above the cost of funds to the Lenders equivalent to the Margin. Each Substitute Basis so certified shall be binding upon the Borrowers and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Agent notifies the Borrowers that none of the circumstances specified in Clause 3.6(a) continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall apply.

3.7 Reference Lender quotations If any Reference Lender is unable or otherwise fails to furnish a quotation for the purposes of calculating LIBOR the interest rate shall be determined subject to Clause 3.6 on the basis of quotations furnished by the other Reference Lender(s), provided that if all the Reference Lenders fail so to provide a quotation, the relevant rate of interest shall be ascertained in accordance with the terms of Clause 3.6. If a Reference Lender ceases for any reason to be able and willing to act as such, the Agent, after consultation with the Borrowers and the Lenders, shall appoint a replacement

4.   REPAYMENT AND PREPAYMENT

4.1  Repayment

     The Borrowers shall repay each Advance in equal quarterly repayment instalments, one each of such repayment instalments to be repaid on each of the Repayment Dates as follows:

     (a) in case the Vessel financed by the relevant Advance is a 1994-1996 built Vessel and in the case of "BIRTHDAY": such Advance shall be repaid by thirty two (32) equal quarterly repayment instalments so that the first be repaid on the date falling three (3) months after the Drawdown Date of such Advance and each of the subsequent ones consecutively falling due for payment on each of the dates falling three (3) months after the immediately preceding Repayment Date with the last (the 32nd of such repayment instalments falling due for payment on the date falling ninety six (96) months after such Drawdown Date; subject to the provisions of this Agreement, the amount of each of such repayment instalment shall be in an amount equal to 1/32nd of the amount of the Advance drawn down in relation to such Advance;

     (b) in case the Vessel financed by the relevant Advance is a 1997-2004 built Vessel: such Advance shall be repaid by (i) forty (40) equal quarterly repayment instalments so that the first be repaid on the date falling three (3) months after the Drawdown Date of such Advance and each of the subsequent ones consecutively falling due for payment on each of the dates falling three (3) months after the immediately preceding Repayment Date with the last (the 40th) of such repayment instalments falling due for payment on the date falling one hundred and twenty (120) months after such Drawdown Date; subject to the provisions of this Agreement, the amount of each of such repayment instalment shall be in an amount equal to 1/40th of the 80% of the amount of the Advance drawn down in relation to such Advance and (ii) a balloon payment in an amount equal to 20% of the amount of the Advance drawn down in relation to such Advance (the "Balloon Installment") payable together with the last (the 40th) of such repayment installments,

          Provided that (i) if the last Repayment Date for any Advance would otherwise fall after the Final Maturity Date relative to such Advance, such last Repayment Date shall be the Final Maturity Date relative to such Advance, (ii) there shall be no Repayment Dates for any Advance after the Final Maturity Date relative to such Advance, (iii) on the Final Maturity Date relative to the Advance last drawn down, the Borrowers shall also pay to the Agent any and all other monies then and payable to the Creditors under this Agreement and the other Security Documents, and (iv) if any of the repayment instalments shall become due on a day which is not a Banking Day, the due date therefor shall be extended to the next succeeding Banking Day unless such Banking Day falls in the next calendar month, in which event such due date shall be the immediately preceding Banking Day; and

          Provided further, that after the Termination Date the Lenders may decide to consolidate the repayment schedule of all Advances by amending to the extend required for such purpose this Agreement and the Security Documents and each of the Borrowers undertakes, immediately on being requested to do so by the Agent and at the cost of the Borrowers, to enter into, and procure that the other Security Parties shall enter into, such documents as may be necessary or desirable to the Lenders to amend this Agreement and the Security Documents.

4.2 Voluntary prepayment The Borrowers may prepay the Loan in whole or part (being $2,000,000 or any larger sum which is an integral multiple of $2,000,000) on any Interest Payment Date without premium or penalty.

     Any such prepayment may take place only on the last day of an Interest Period relating to an Advance or, as the case may be, the whole of the Loan provided, however, that if the Borrowers shall request consent to make such prepayment on another day and the Lenders shall accede to such request (it being in the sole discretion of the Lenders to decide whether or not to do
     so) the Borrowers will pay in addition to the amount to be prepaid, any such sum as may be payable to the Creditors pursuant to Clause 11.1.

4.3  Prepayment on Total Loss or sale of any Vessel

     (a)  Prepayment on Total Loss

          (i) On any Mortgaged Vessel becoming a Total Loss or suffering damage or being involved in an incident which in the reasonable opinion of the Majority Lenders may result in such Vessel being subsequently determined to be a Total Loss before the Advance for such Vessel is drawn down, the obligation of the Lenders to advance the Advance for such Vessel shall immediately cease and the part of the Total Commitment in relation to such Vessel shall be reduced to zero.

          (ii) On the date one hundred and twenty (120) days after that on which a Mortgaged Vessel has become a Total Loss or the incident which may result, in the reasonable opinion of the Majority Lenders, in the relevant Vessel being subsequently determined to be a Total Loss has occurred or, if earlier, on the date upon which the insurance proceeds in respect of such Total Loss are or Requisition Compensation (as defined in the relevant Mortgage/General Assignment) is received by the Owner thereof (or the Agent pursuant to the Security Documents), the Borrowers shall prepay the Required Amount relative to such Vessel and the amount so prepaid shall be applied by the Lenders in prepayment of the Advance relative to such Vessel and, if necessary, in partial prepayment of the balance of the Outstanding Indebtedness.

         (iii) For the purposes of this Agreement, a Total Loss shall be deemed to have occurred:

               aa) in the case of an actual total loss of a Vessel on the actual date and at the time such Vessel was lost or if such date is not known, on the date on which such Vessel was last reported;

               bb) in the case of a constructive total loss of a Vessel, upon the date and at the time notice of abandonment of such Vessel is given to the insurers of such Vessel for the time being;

               cc) in the case of a compromised or arranged total loss, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the insurers of a Vessel;

               dd) in the case of Compulsory Acquisition, on the date upon which the relevant requisition of title or other compulsory acquisition occurs; and

               ee) in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Vessel (other than where the same amounts to Compulsory Acquisition of such Vessel) by any Government Entity, or by persons purporting to act on behalf of any Government Entity, which deprives the Owner thereof of the use of such Vessel for more than thirty days, upon the expiry of the period of thirty days after the date upon which the relevant hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation occurred.

     (b)  Prepayment on sale of a Mortgaged Vessel

          (i) In the event of a sale or other disposal of a Mortgaged Vessel or in case of refinancing by another bank or if the Borrowers request the Lenders' consent for the discharge of the Mortgage registered on such Vessel, the Borrowers shall prepay the Required Amount relative to such Vessel and the amount so prepaid shall be applied by the Lenders in prepayment of the amount outstanding in respect of the Advance relative to such Vessel and, if necessary, in partial prepayment of the balance of the Outstanding Indebtedness.

          (ii) Without prejudice to the right of the Lenders not to consent to such sale (but such consent not to be unreasonably withheld), disposal or discharge, in the event of a sale or other disposal of any Mortgaged Vessel, or in case of refinancing by another bank or if the Borrowers request the Lenders' consent for the discharge of the Mortgage on any Mortgaged Vessel, the Borrowers shall prepay such part of the Loan which is equal to the Required Amount. Save in case of prepayment made by way of refinancing by a bank or financial institution other than the Lenders in which case Clause 4.6. shall apply, the amount so prepaid shall be applied by the Lenders in or towards reduction of the Balloon Instalment and the outstanding repayment instalments referred to in Clause 4.1 in the inverse order of maturity.

     For the purpose of this Clause 4.3 "Required Amount" in relation to any Mortgaged Vessel, means the amount which is required to be repaid to the Agent out of the insurance proceeds or, as the case may be, the sale or such other disposal proceeds which is equal to the higher of (i) the full amount of such insurance or sale or other disposal proceeds (ii) the principal amount of the Advance related to such Vessel outstanding on the date of the discharge of the relevant Mortgage or, as the case may be, at the time of payment to the Agent of the insurance proceeds and (iii) such amount of the Loan as shall be necessary to result in the ratio Loan/Security Value being, after such prepayment, at least the same as has been immediately prior to such prepayment. In addition, the Borrowers shall be obliged together with such Required Amount to pay to the Agent the amount of the interest accrued to the date of prepayment and all other sums (other than the balance of principal of the Loan remaining outstanding after such prepayment having been made) due and payable by the Borrowers to the Creditors pursuant to the Security Documents (or any of them) including without limitation, any amounts payable under Clause 12 as the Agent may determine.

     Provided however that if the relevant Mortgaged Vessel so lost or sold or otherwise disposed of is the last Mortgaged Vessel, then the full amount of the insurance or, as the case may be, the sale proceeds shall be paid to the Agent and shall be applied against repayment of the Outstanding Indebtedness and in case the amount of such proceeds is not sufficient for the repayment of the Outstanding Indebtedness in full the Borrowers shall additionally pay to the Agent the balance (if any) of the Outstanding Indebtedness.

4.4  Mandatory Repayment

     (a) Repayment Notwithstanding anything herein contained, on the occurrence of an Event of Mandatory Repayment (as hereinafter defined) the obligation of the Lenders to advance the Facility (or any part thereof) shall immediately cease and the Total Commitment shall be reduced to zero. On the date three (3) days after that on which:

          (i)  such either of the Events of Mandatory Repayment under (b)(i) and
               (ii) occurred, the Borrowers shall prepay the full amount of the Loan, together with accrued interest to the date of prepayment, and any and all other sums payable by the Borrowers to the Creditors pursuant to the Security Documents (or any of them), including, without limitation, any amounts payable under Clause 11, as the Agent shall in its absolute discretion determine; and

          (ii) any of the Events of Mandatory Repayment under (b)(iii), (iv) and
               (v) occurred, the Borrowers shall prepay the Required Amount, together with accrued interest to the date of prepayment, and any and all other sums (other than the balance of principal of the Loan remaining outstanding after such prepayment having been made) then payable by the Borrowers to the Creditors pursuant to the Security Documents (or any of them), including, without limitation, any, amounts payable under Clause 11, as the Agent shall in its absolute discretion determine.

     (b) Events of Mandatory Repayment Each of the following shall constitute an Event of Mandatory Repayment:

          (i) Unlawfulness: if it becomes impossible or unlawful at any time for any Security Party to fulfill any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for the Lenders to exercise the rights or any of them vested in it under any of the Security Documents or otherwise;

          (ii) Shareholdings: without the prior written consent of the Agent, the Guarantor ceases to maintain a shareholding of 100% of the issued and outstanding share capital in each of the Borrower;

         (iii) Arrest: any of the Vessels is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of the relevant Owner and such Owner shall fail to procure the release of its Vessel within a period of thirty (30) days thereafter;

          (iv) Unrest: the Flag State of any of the Vessels becomes involved in hostilities or civil war or there is a seizure of power in such Flag State by unconstitutional means if, in any such case, such event could in the opinion of the Lenders reasonably be expected to have a material adverse effect on the security constituted by any of the Security Documents; and

          (v) Total Loss: any Vessel becomes a Total Loss or suffers damage or is involved in an incident which in the reasonable opinion of the Majority Lenders may result in such Vessel being subsequently determined to be a Total Loss and the insurance indemnity is not paid by the insurers to the Lenders under the relevant General Assignment within a period of one hundred eighty (180) days from the earlier of: (1) the date such Total Loss occurred and (2) the date on which in the reasonable opinion of the Agent the incident may result in the relevant Vessel being subsequently determined to be a Total Toss has occurred; or

Amounts payable on prepayment Subject to Clause 4.3 any prepayment of all or part of the Loan under this Agreement shall be made together with

     (a) accrued interest on the amount to be prepaid to the date of such prepayment (calculated, in the case of prepayment pursuant to Clause 3.6(b) at a rate equal to the aggregate of the Margin and the cost of the Lenders of funding the Loan or, as the case may be, the relevant Advance);

     (b)  any additional amount payable under Clause 6.6 or 12.2; and

     (c) all others sums due and payable by the Borrowers to the Creditors under this Agreement or any of the other Security Documents including, without limitation, any accrued commitment commission payable under Clause 5.2 and any amounts payable under Clause 11.

4.5 Notice of prepayment; reduction of repayment instalments No prepayment may be effected under Clause 4.2 unless the Borrowers shall have given the Agent at least ten (10) Banking Days prior written notice of their intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Agent, shall be irrevocable, shall specify the amount to be prepaid and the Advance in relation to which such prepayment is made and shall oblige the Borrowers to make such prepayment on the date specified. Subject to Clause 2.9, no amount prepaid may be reborrowed and any amount prepaid pursuant to Clause 4.2 or Clause 8.2(a) shall be applied in repayment, first, of the Balloon Instalment relative to such Advance (if any) and then, of the repayment instalments of the relevant Advance under Clause 4.1 in the inverse order of their maturity. The Borrowers may not prepay the Loan or any part thereof save as expressly provided in this Agreement.

5.   FEES, COMMITMENT COMMISSION AND EXPENSES

5.1 Fees As an inducement for the Creditors to enter into this Agreement the Borrowers have to pay to the Agent:

     (a) for the account of the Arrangers (1/2 each) an up front fee, of 0.50% of the amount of the Facility, out of which 0.10% of the amount of the Facility has already been paid by the Borrowers and 0.40% of the amount of the Facility shall be paid on the date hereof; and

     (b) for the account of the Agent an annual agency fee, of the amount of $12,000 (Dollars twelve thousand), such agency fee to be payable in advance on the date of this Agreement and on each anniversary thereof.

5.2 Commitment commission The Borrowers shall pay to the Agent, for the account of the Lenders pro-rata to their Commitments, on each of the dates falling at three monthly intervals after the date hereof until the earlier of (a) the last day of the Drawdown Period (b) the Drawdown Date of the Advance last to be drawn down) and (c) the date of cancellation of the Facility in full by the Borrowers (the "Commitment Commission Period") commitment commission at the rate of 0.45% per annum on the daily undrawn and uncancelled amount of the Facility, computed from the date hereof (in the case of the first payment of commission) and from the date of the preceding payment of commission (in the case of each subsequent payment) until the last day of the Commitment Commission Period.

     The fees and the commitment commission referred to in this Clause 5 are not refundable and shall be payable by the Borrowers to the Agent whether or not any part of the Facility is ever advanced.

5.3 Expenses The Borrowers shall pay to the Agent on a full indemnity basis on demand all expenses (including legal, printing and out-of-pocket expenses) incurred by the Creditors:

     (a) in connection with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and of any amendment or extension of or the granting of any waiver or consent under, any of the Security Documents; and

     (b) in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under, any of the Security Documents, or otherwise in respect of the moneys owing under any of the Security Documents together with interest at the rate referred to in Clause 3.4 from, in the case of expenses referred to in sub-paragraph (a) above the date on which such expenses were demanded by the Agent from the Borrowers, and in the case of expenses referred to in sub-paragraph (b) above, the date on which such expenses were incurred, in each case to the date of payment (as well after as before judgment).

5.4 Value Added Tax All fees and expenses payable pursuant to this Clause 5 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Creditors (or any of them) under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.5 Stamp and other duties The Borrowers shall pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by any of the Creditors) imposed on or in connection with any of the MOAs, the Management Agreements, the Security Documents or the Loan and shall indemnify the Creditors against any liability arising by reason of any delay or omission by the Borrowers or any of them to pay such duties or taxes.

6.   PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

     6.1 No set-off or counterclaim The Borrowers acknowledge that in performing their respective obligations under this Agreement, the Lenders will be incurring liabilities to third parties in relation to the funding of amounts to the Borrowers, such liabilities matching the liabilities of the Borrowers to the Lenders and that it is reasonable for the Lenders to be entitled to receive payments from the Borrowers gross on the due date in order that the Lenders are put in a position to perform their matching obligations to the relevant third parties. Accordingly, all payments to be made by the Borrowers under any of the Security Documents shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in Clause 6.6, free and clear of any deductions or withholdings, in Dollars on the due date to the account of the Agent at the Receiving Bank, Acc. No. [ o ] reference: "CASTALIA SERVICES LTD., FIANNA NAVIGATION S.A., INGRAM LIMITED, TEAGAN SHIPHOLDING S.A. and WHITELAW ENTERPRISES CO./Loan Agreement dated [ o ], 2005" or to such other account at such other bank in such place as the Agent may from time to time specify for this purpose.

6.2 Payment by the Lenders All sums to be advanced by the Lenders to the Borrowers under this Agreement in respect of the Loan shall be remitted in Dollars on the Drawdown Date for the relevant Advance to the account or accounts as specified in the Drawdown Notice for such Advance.

6.3 Payment on Banking Days All payments due under any of the Security Documents shall be made on a Banking Day. When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

6.4 Calculations All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.

6.5  Evidence  -  Certificates  conclusive  It is hereby  expressly  agreed  and admitted by the Borrowers that abstracts or photocopies or other reproductions of the books of the Agent and/or the Lenders as well as statements of accounts or a certificate signed by an authorised officer of the Agent or the relevant Lender shall (save for manifest error) be conclusive, binding and full evidence on the Borrowers as to the existence and/or the amount of the at any time Outstanding Indebtedness, of any amount due under this Agreement, of the applicable Interest Rate or Default Rate or any other rate provided for or referred to in this Agreement, the Interest Period, the value of additional securities under Clause 8.2(e), the payment or non payment of any amount and/or the occurrence of any other Event of Default

     Any certificate or determination of the Agent as to any rate of interest or any other amount pursuant to and for the purposes of any of the Security Documents shall in the absence of manifest error, be conclusive and binding on the Borrowers.

6.6 Grossing-up for Taxes If at any time any law, regulation, regulatory requirement or requirement of any governmental authority, monetary agency, central bank or the like compels the Borrowers to make payment subject to Governmental Withholdings, or any other deduction or withholding. the Borrowers shall pay to the Agent such additional amounts as may be necessary to ensure that there will be received by the Creditors on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net amount equal to the full amount which would have been received had payment not been made subject to such Governmental Withholdings or other deduction or withholding. The Borrowers shall indemnify each Creditor against any losses or costs incurred by such Creditor by reason of any failure of the Borrowers (or any of them) to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment.

     The Borrowers shall, not later than thirty (30) days after each deduction, withholding or payment of any Governmental Withholdings, forward to the Agent official receipts and any other documentary receipts and any other documentary evidence reasonably required by the Agent in respect of the payment made or to be made of any deduction or withholding or Governmental Withholding. The obligations of the Borrowers under this provision shall, subject to applicable law, remain in force notwithstanding the repayment of the Loan and the payment of all interest due thereon pursuant to the provisions of this Agreement.

6.7 Loan account Each Lender shall maintain, in accordance with its usual practice, an account (which shall together constitute the "account current" if such term is referred to in the Mortgages (or any of them)) evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. Each Lender shall maintain a control account showing the Loan and other sums owing by the Borrowers under the Security Documents and all payments in respect thereof made by the Borrowers from time to time. Such account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrowers under the Security Documents.

6.8 Agent may assume receipt Where any sum is to be paid under any of the Security Documents to the Agent for the account of another person, the Agent may assume that the payment will be made when due and the Agent may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Agent, then the person to whom such sum was so made available shall on request refund such sum to the Agent together with interest thereon sufficient to compensate the Agent for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable shall indemnify the Agent for any and all loss or expense which the Agent may sustain or incur as a consequence of such sum not having been paid on its due date.

6.9 Partial payments If, on any date on which a payment is due to be made by the Borrowers under any of the Security Documents, the amount received by the Agent from the Borrowers falls short of the total amount of the payment due to be made by the Borrowers on such date then, without prejudice to any rights or remedies available to the Agent and the Lenders under any of the Security Documents, the Agent shall apply the amount actually received from the Borrowers in or towards discharge of the obligations of the Borrowers under the Security Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrowers:

     (a) firstly, in or towards payment, on a pro-rata basis, of any unpaid fees, costs and expenses of the Agent under any of the Security Documents;

     (b) secondly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest which shall have become due under any of the Security Documents but remains unpaid;

     (c) thirdly, in or towards payment to the Lenders, on a pro rata basis, of any principal which shall have become due under any of the Security Documents but remains unpaid; and

     (d) fourthly, in or towards payment of any other sum which shall have become due under any of the Security Documents but remains unpaid (and, if more than one such sum so remains unpaid, on a pro rata basis).

     The order of application set out in this Clause 6.9(b) to (d) may be varied by the Agent if all the Lenders so direct.

7.   REPRESENTATIONS AND WARRANTIES

7.1  Continuing   representations  and  warranties  The  Borrowers  jointly  and severally represent and warrant to the Lenders that;

     (a) Due incorporation / Valid Existence each of the corporate Security Parties is duly incorporated and validly existing in good standing under the laws of its respective country of incorporation as limited liability company and has power to carry on its respective businesses as they are now being lawfully conducted and to own its respective property and other assets and to purchase, own, finance and operate vessels, or, as the case may be, manage vessels, as well as to undertake the obligations which have undertaken or shall undertake pursuant to the Security Documents;

     (b) Due Corporate power each of the Borrowers has power to execute, deliver and perform its obligations under the Security Documents to which each is or is to be a party and to borrow the Facility and each of the other Security Parties has power to execute and deliver and perform its obligations under the Security Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and performance of the same and no limitation on the powers of any of the Borrowers to borrow will be exceeded as a result of borrowing the Loan;

     (c) Valid and Binding obligations the Security Documents constitute (or upon their execution - and in the case of any mortgage upon its registration at the appropriate registry - will constitute) valid and legally binding obligations of the relevant Security Parties enforceable against the Borrowers and the other Security Parties in accordance with their respective terms and that there are no other agreements or arrangements which may adversely affect or conflict with the Security Documents or the security thereby created;

     (d) No conflict with other obligations the execution and delivery of; the performance of its obligations under, and compliance with the provisions of, the Security Documents by the relevant Security Parties will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which any of the Borrowers or any other Security Party is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Borrowers or any other Security Party is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the memorandum and articles of association/articles of incorporation/bylaws/statutes or other constitutional documents of any of the Borrowers or any other Security Party or (iv) result in the creation or imposition of or oblige any of the Borrowers or any other Security Party to create any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Borrowers or any other Security Party;

     (e) No litigation no litigation, arbitration or administrative proceeding is taking place, pending or, to the best of the knowledge of the officers of each of the Borrowers, threatened against any of the Borrowers or any other Security Party which could have a material adverse effect on the business, assets or financial condition of any of the Borrowers or any other Security Party;

     (f) No filings required save for the registration of each Mortgage in the relevant register under the laws of the relevant Flag State through the relevant Registry it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Security Documents and each of the Security Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

     (g) Perfected Securities when duly executed, the Security Documents will create a perfected security interest in favour of the Lenders, with the intended priority, in the assets and revenues intended to be covered, valid and enforceable against the Borrowers and the other Security Parties;

     (h) Valid Choice of law, the choice of English law to govern the Security Documents (other than the Mortgages), the choice of the laws of each Flag State to govern the relevant Mortgage and the submissions by the Security Parties to the non-exclusive jurisdiction of the English courts are valid and binding;

     (i) No immunity none of the Borrowers nor any other Security Party nor any of their respective assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgement, execution or other enforcement);

     (j) Consents obtained every consent, authorisation, licence or approval of or registration with or declaration to, governmental or public bodies or authorities or courts required by any Security Party to authorise, or required by any Security Party in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of each of the Security Documents or the performance by each Security Party of its obligations under the Security Documents to which is or is to be a party has been obtained or made and is in full force and effect; and there has been no default in the observance of any of the conditions or restrictions (if any) imposed in, or in connection with, any of the same;

     (k) Financial Condition to the knowledge of the Directors/Officers of the Borrowers, the financial condition of the Borrowers (or any of them) and of the other Security Parties has not suffered any material deterioration since that condition was last disclosed to the Agent;

     (l) AMEX Listing the Guarantor is listed in AMEX and at the date hereof its shares continue to be traded thereat;

     (m) Shareholdings each of the Borrowers is legally and beneficially owned by the persons described to the Agent in the negotiation of this Agreement; and

     (n) Acting for its own account each of the Borrowers by entering this Agreement in the Security Documents is acting on its own behalf and for its own account.

7.2 Initial representations and warranties The Borrowers jointly and severally further represent and warrant to the Lenders that:

     (a) Pari passu the obligations of the Borrowers under this Agreement are direct, general and unconditional obligations of the Borrowers and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrowers with the exception of any obligations which are mandatorily preferred by law and not by contract;

     (b) No default under other Indebtedness none of the Borrowers nor any other Security Party is (nor would with the giving of notice or lapse of time or the satisfaction of any other condition or combination thereof be) in breach of or in default under any agreement relating to Indebtedness to which it is a party or by which it may be bound;

     (c) Information the information, exhibits and reports furnished by any Security Party to the Arrangers and/or the Agent in connection with the negotiation and preparation of the Security Documents are true and accurate in all material respects and not misleading, do not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained therein; to the best knowledge of the Borrowers there are no other facts the omission of which would make any fact or statement therein misleading;

     (d) No Taxes no Taxes are imposed by deduction, withholding or otherwise on any payment to be made by any Security Party under the Security Documents or are imposed on or by virtue of the execution or delivery by the Security Parties of the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents. In case that any Tax exists now or will be imposed in the future, it will be borne by the Borrowers;

     (e)  No Default no Default has occurred and is continuing;

     (f) No Default under MOA none of the Borrowers is in default of any of its obligations under the relevant MOA to which it is a party;

     (g) MOAs Valid the copy of each MOA delivered to the Bank is a true and complete copy of such document constituting valid and binding obligations of the parties thereto enforceable in accordance with its terms and no amendments thereto or variations thereof shall have been (or will be) agreed nor shall any action been taken by the parties thereto which would in any way render such document inoperative or unenforceable;

     (h) No Rebates there will be no commissions, rebates premiums or other payments by or to or on account of the Borrowers (or any of them), any other Security Party or, to the knowledge of the Borrowers (or any of them), any other person in connection with the MOAs (or any of them) other than as shall be disclosed to the Bank by the Borrowers in writing;

     (i) No filings required save for the registration of each Mortgage under the laws of the relevant Flag State through the relevant Registry it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Security Documents and each of the Security Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

     (j) the Vessels each of the Vessels will on the Delivery Date for such Vessel be:

          (i) in the absolute and unencumbered ownership of the relevant Borrower who will on and after such Delivery Date be the sole, legal and beneficial Owner of such Vessel;

          (ii) registered in the name of the relevant Borrower under the laws and flag of the relevant Flag State;

         (iii) operationally seaworthy and in every way fit for service;

          (iv) classed with the Classification (free all requirement) and overdue recommendations of the Classification Society;

          (v) insured in accordance with the provisions of the relevant Mortgage; and

          (vi) managed by the Manager;

     (k) No charter save for the existing Long Charterparties of "ISMINAKI", "FIRST ENDEAVOUR", "EMERALD", and "BIRTHDAY" and save as may be agreed in writing by the Lenders, none of the Vessels will on or before the Delivery Date for such Vessel be subject to any charter or contract or to any agreement to enter into any charter or contract which, if entered into after the date of the relevant Mortgage/General Assignment would have required the consent of the Lenders and on such Delivery Date there will not be any agreement or arrangement whereby the Earnings may be shared with any other person;

     (l) No Encumbrances none of the Vessels nor their respective Earnings, Insurances or Requisition Compensation (each as defined in the relevant Mortgage/General Assignment) nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be, on the Delivery Date for such Vessel, subject to any Encumbrance save the Permitted Liens;

     (m) Compliance with Environmental Laws and Approvals except as may already have been disclosed by the Borrowers in writing to, and acknowledged in writing by, the Agent:

          (i) the Borrowers and the Manager have complied with the provisions of all Environmental Laws;

          (ii) the Borrowers and the Manager have obtained all Environmental Approvals and are in compliance with all such Environmental Approvals; and

         (iii) none of the Borrowers and the Manager nor any other Relevant Party nor to the best of the Borrowers' knowledge and belief (having made due enquiry) any of their respective Environmental Affiliates has received notice of any Environmental Claim that any of the Borrowers and the Manager is not in compliance with any Environmental Law or any Environmental Approval;

     (n) No Environmental Claims except as may already have been disclosed by the Borrowers in writing to, and acknowledged in writing by, the Agent, there is no Environmental Claim pending or, to the best of the Borrowers' knowledge and belief, threatened against any of the Borrowers or the Manager or any of the Vessels or any other Relevant Party or any other Relevant Ship or to the best of the Borrowers' knowledge and belief (having made due enquiry) any of their respective Environmental Affiliates;

     (o) No potential Environmental Claims except as may already have been disclosed by the Borrowers in writing to, and acknowledged in writing by, the Agent, there has been no emission, spill, release or discharge of a Material of Environmental Concern from any of the Vessels or any other Relevant Ship owned by, managed or crewed by or chartered to the Borrowers and/or the Manager nor to the best of the Borrowers' knowledge and belief (having made due enquiry) from any Relevant Ship owned by, managed or crewed by or chartered to any other Relevant Party which could give rise to an Environmental Claim;

     (p) No material adverse change to the best of their knowledge and belief there has been no material adverse change in the financial position of the Borrowers or the consolidated financial position of the Borrowers from that described to the Agent in the negotiation of this Agreement;

     (q) Copies true and complete the copies of MOAs and the Management Agreements delivered or to be delivered to the Agent pursuant to Clause 9.1 are, or will when delivered be, true and complete copies of such documents, each of such documents will when delivered constitute valid and binding obligations of the parties thereto enforceable in accordance with its terms and there will have been no amendments or variations thereof or defaults thereunder;

     (r) Compliance with ISM Code, Application made for DOC and SMC the Operator complies with the requirements of the ISM Code, has obtained a DOC for itself, has applied to the appropriate Regulatory Agency for an SMC in respect of each of the Vessels to be issued pursuant to the ISM Code within any time limit required or recommended by such Regulatory Agency and that neither the Borrowers nor any Operator is aware of any reason why such application may be refused; and

     (s) ISPS Code as from the Delivery of each Vessel, the Owner thereof shall have a valid and current ISSC in respect of such Vessel and such Vessel shall be in compliance with the ISPS Code.

7.3 Representations correct at the time of entering into this Agreement all above representations and warranties or any other information given by the Borrowers (or any of them) and/or the Guarantor to the Creditors are true and accurate.

7.4 Repetition of representations and warranties on and as of the date of each Drawdown Date and on each Interest Payment Date the Borrowers shall (a) be deemed to repeat the representations and warranties in Clauses 7.1 and 7.2 as if made with reference to the facts and circumstances existing on such day and (b) be deemed to further represent and warrant to the Creditors that the then latest audited financial statements delivered to the Agent (if any) have been prepared in accordance with the United States Generally Accepted Accounting Principles (herein "US-GAAP") and present fairly and accurately the financial position of the Borrowers respectively as at the end of the financial period to which the same relate and the results of the operations of the Borrowers respectively for the financial period to which the same relate and, as at the end of such financial period, none of the Borrowers had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements.

8.   UNDERTAKINGS

8.1 General Each of the Borrowers undertakes with the Lenders that, from the date of this Agreement and so long as any moneys are owing under any of the Security Documents and while all or any part of the Loan remain outstanding, it will:

     (a) Notice on adverse change or Default immediately inform the Agent upon becoming aware of any occurrence which might adversely affect the ability of any Security Party to perform its obligations under any of the Security Documents and, without limiting the generality of the foregoing, will inform the Agent of any Default forthwith upon becoming aware thereof and will from time to time, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing;

     (b) Consents and licences without prejudice to Clauses 7.1 and 9, obtain or cause to be obtained, maintain in full force and effect and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every consent, authorisation, licence or approval of governmental or public bodies or authorities or courts and do or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

     (c) Use of proceeds use the Loan exclusively for the purpose specified in Clause 1.1;

     (d) Pari passu ensure that its obligations under this Agreement shall, without prejudice to the provisions of Clause 8.3, at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

     (e)  Financial statements prepare:

          (i) audited consolidated financial statements including balance sheet and profit and loss accounts of the Guarantor (including the Borrowers), prepared by auditors acceptable to the Agent and in accordance with the US-GAAP in respect of each Financial Year and deliver as many copies of the same as the Agent may reasonably require as soon as practicable but not later than 120 days after the end of the Financial Year to which they relate;

          (ii) (starting with the year 2005) interim semi-annual un-audited financial statements of the Guarantor and deliver same to the Agent promptly but not later than 90 days after the end of the semester period to which they relate; and

         (iii) un-audited financial statements of each Borrower in respect of each Financial Year of such Borrower and deliver same to the Agent 150 days after the end of the Financial Year to which they relate;

     (f) Delivery of reports deliver to the Lenders as many copies as the Agent may reasonably require of every report, circular, notice or like document issued by any Security Party to its shareholders or creditors generally;

     (g) Delivery of Compliance Certificate deliver to the Agent a Compliance Certificate for the relevant period, substantially in the form set out in Schedule 5, together with the audited financial statements referred to in Clause 8.1(e);

     (h) Financial Information provide the Agent from time to time as the Agent may request and in form and substance satisfactory to the Agent with information on the financial conditions, actual and projected for the following 12 month period, cash flow position, commitments and operations of each Owner including cash flow analysis and voyage accounts of the Vessel owned by it with a breakdown of income and running expenses showing net trading profit, trade payables and trade receivables, such financial details to be certified by one of the directors of the relevant Owner as to their correctness;

     (i) Obligations under Security Documents duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents; and

     (j) Payment on demand pay to the Agent on demand any sum of money which is payable by the Borrowers to the Creditors under this Agreement but in respect of which it is not specified in any other Clause when it is due and payable.

8.2  Security value maintenance

     (a) Security shortfall If at any time on or after the Delivery Date for the first of the Vessels to be delivered, the Security Value shall be less than the applicable Security Requirement, the Agent may, and if so directed by the Lenders, give notice to the Borrowers requiring that such deficiency be remedied and then the Borrowers shall either:

          (i) prepay within a period of thirty (30) days of the date of receipt by the Borrowers of the Agent's said notice such sum in Dollars as will result in the applicable Security Requirement after such prepayment (taking into account any other repayment of the Loan made between the date of the notice and the date of such prepayment) being equal to the Security Value; or

          (ii) within fifteen (15) days of the date of receipt by the Borrowers of the Agent's said notice constitute to the satisfaction of the Agent such further security for the Loan as shall be acceptable to the Agent (acting on the instructions of the Majority Lenders) having a value for security purposes (as determined by the Agent (acting on the instructions of the Majority Lenders) in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the applicable Security Requirement as at such date. Such additional security shall be constituted by;

               aa) additional pledged cash deposits in favour of the Lenders in an amount equal to such shortfall with the Lenders and in an account and manner to be determined by the Agent; and/or

               bb) any other security acceptable to the Lenders at their absolute discretion to be provided in a manner determined by the Lenders.

                    The provisions of Clause 4.3 and 4.4 shall apply to prepayments under Clause 8.2(a)(i).

     (b) Valuation of Vessels Each of the Mortgaged Vessels shall, for the purposes of this Clause 8.2, be valued in Dollars, ten (10) days prior to the relevant Delivery Date and thereafter at least twice a year and as and when the Agent (acting on the instructions of the Majority Lenders) shall require by one (1) first class independent firm of internationally known shipbrokers appointed by the Agent (acting on the instructions of the Majority Lenders) such valuation to be made without, unless requited by the Agent, physical inspection, and on the basis of a sale for prompt delivery for cash at arms length on normal commercial terms as between a willing buyer and a willing seller without taking into account the benefit of any charterparty or other engagement concerning the relevant Mortgaged Vessel. In case the Borrowers disagree with the first valuation of a Vessel the Agent shall obtain a second valuation of the relevant Vessel on the same basis as aforesaid through an independent firm of internationally known shipbrokers acceptable to the Agent, provided however that in case there is a difference of more than 10% between the said two valuations the Agent shall be entitled to obtain a third valuation of the relevant Vessel on the same basis as aforesaid through an independent firm of internationally known shipbrokers acceptable to the Agent. The mean of such two (2) or, as the case may be, three (3) valuations shall constitute the value of the relevant Vessel for the purposes of this Clause 8.2 and shall be binding upon the parties hereto until such time as any further such valuation in respect of such Vessel shall be obtained.

     (c) Information Each of the Borrowers undertakes to the Creditors to supply to the Agent and to any such shipbrokers such information concerning its Vessel and its condition as such shipbrokers may reasonably require for the purpose of making any such valuation.

     (d) Costs All costs in connection with the Agent obtaining any valuation of the Mortgaged Vessels referred to in Clause 8.2(b), and any valuation either of any additional security for the purposes of ascertaining the Security Value at any time or necessitated by the Borrowers electing to constitute additional security pursuant to Clause 8.2(a)(ii) shall be borne by the Borrowers.

     (e) Valuation of additional security For the purpose of this Clause 81, the market value of any additional security provided or to be provided to the Lenders shall be determined by the Agent (acting on the instructions of the Majority Lenders) in its absolute discretion without any necessity for the Agent assigning any reason thereto.

     (f) Documents and evidence In connection with any additional security provided in accordance with this Clause 8.2, the Agent shall be entitled to receive such evidence and documents of the kind referred to in Schedule 3 as may in the Agent's opinion be appropriate and such favorable legal opinions as the Agent shall in its absolute discretion require.

8.3 Negative undertakings Each of the Borrowers undertakes with the Lenders that, from the date of this Agreement and so long as any moneys are owing under the Security Documents and while all or any part of the Loan remains outstanding, it will not, without the prior written consent of the Majority Lenders):

     (a) Negative pledge permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of its present or future undertakings, assets, rights or revenues to secure or prefer any present or future Indebtedness or other liability or obligation of such Borrower or any other person;

     (b) No merger will procure that none of the Borrowers will, without the prior written consent of the Agent (acting on the instructions of the Majority Lenders), merge or consolidate with any other person;

     (c) Disposals sell, transfer, abandon, lend or otherwise dispose of or cease to exercise direct control over any part (being either alone or when aggregated with all other disposals falling to be taken into account pursuant to this Clause 8.3(c) material in the opinion of the Agent in relation to the undertakings, assets, rights and revenues of such Borrower) of its present or future undertaking, assets, rights or revenues (otherwise than by transfers, sales or disposals for full consideration in the ordinary course of trading) whether by one or a series of transactions related or not;

     (d) Other business undertake any business other than the ownership and operation of its Vessel and the chartering of such Vessel to third parties;

     (e) Acquisitions acquire any further assets other than its Vessel and rights arising under contracts entered into by or on behalf of such Borrower in the ordinary course of its business of owning, operating and chartering its Vessel;

     (f) Other obligations incur any obligations except for obligations arising under the Security Documents or contracts entered into in the ordinary course of its business of owning, operating and chartering its Vessel (and for the purposes of this Clause 8.3(f) fees to be paid pursuant to the Management Agreements shall be considered as permitted obligations);

     (g) No borrowing incur any Borrowed Money except for Borrowed Money pursuant to the Security Documents;

     (h) Repayment of borrowings repay the principal of, or pay interest on or any other sum in connection with, any of its Borrowed Money except for Borrowed Money pursuant to the Security Documents;

     (i) Guarantees issue any guarantees or indemnities or otherwise become directly or contingently liable for the obligations of any person, firm, or corporation except pursuant to the Security Documents and except for guarantees or indemnities from time to time required in the ordinary course by any protection and indemnity or war risks association with which each of the Vessels is entered, guarantees required to procure the release of any of the Vessels from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of such Vessel);

     (j) Loans make any loans or grant any credit (save for normal trade credit in the ordinary course of business) to any person or agree to do so;

     (k) Sureties permit any Indebtedness of such Borrower to any person (other than the Lenders) to be guaranteed by any person (save, in the case of the Borrowers, for guarantees or indemnities from time to time required in the ordinary course by any protection and indemnity or war risks association with which each of the Vessels is entered, guarantees required to procure the release of any of the Vessels from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of such Vessel);

     (l) Share capital and distribution (a) purchase or otherwise acquire for value any shares of its capital or declare or distribute any of its present or future assets, undertakings, rights or revenues to any of its shareholders or (b) so long as an Event of Default having occurred and being continuing, pay any dividends (save for dividends paid with the prior written consent of the Lenders);

     (m) Subsidiaries without the prior written consent of the Lenders form or acquire any Subsidiaries;

     (m) Maintenance of Business Structure not change the nature, organisation and conduct of its business as, upon the relevant Delivery, Owner of the relevant Vessel or carry on any business other than the business carried on the date hereof;

     (n) Maintenance of Legal Structure ensure that none of the documents defining the constitution of the Borrowers (or any of them) shall be altered in any manner whatsoever without the prior written consent of the Lenders (such consent not to be unreasonably withheld);

     (o) Control ensure that, throughout the Security Period, no change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of the Borrowers (or any of them) or any share therein or, upon the relevant Delivery, of the Vessel owned by it from that evidenced to the Lenders at the date of this Agreement without the prior written consent of the Lenders (which shall not be unreasonably withheld);

     (p) No Freight Derivatives not (without the prior written consent of the Agent) enter into any freight derivatives or any other instruments which have the effect of hedging forward exposures to freight derivatives; and

     (q) Debt Reserve Account open prior to the Delivery of the Vessel first to be delivered and maintain the Debt Reserve Account throughout the
          Security Period and comply with the provisions of Clause 8.6 throughout the Security Period.

8.4 Covenants Concerning the Vessels Each of the Borrowers hereby further undertakes and agrees with the Lenders that it will:

     (a) Conveyance on default where a Vessel is (or is to be) sold in exercise of any power conferred on the Lenders, execute, forthwith upon request by the Agent, such form of conveyance of such Vessel as the Agent may require;

     (b) Flag State not later than one month prior to the Delivery Date of each Vessel obtain the Lenders' written approval of the relevant Flag State for such Vessel;

     (c) Ownership/Management/Control ensure that each of the Vessels will be registered upon her Delivery under the laws of the relevant Flag State and thereafter maintain her present ownership, management, control and beneficial ownership;

     (d) Class ensure that each Vessel will remain in class free of overdue recommendations, notations or average damage affecting class or permitted by the classification society and provide the Agent on demand with copies of all class and trading certificates of each Vessel;

     (e) Insurances ensure that all Insurances (as defined in the relevant Mortgage/General Assignment) of each Vessel are maintained and comply with all insurance requirements specified in this Agreement and in the relevant Mortgage and in case of failure to maintain any Vessel so insured, authorise the Agent (and such authorisation is hereby expressly given to the Agent) to have the right but not the obligation to effect such Insurances on behalf of the relevant Owner (and in case that any Vessel remains in port for an extended period) to effect port risks insurances at the cost of the Borrowers which, if paid by the Creditors, shall be Expenses;

     (f) Transfer/Encumbrances not without the prior written consent of the Agent (acting on the instructions of the Majority Lenders) sell or otherwise dispose of the Vessel owned by it or any share therein or create or agree to create or permit to subsist any Encumbrance over the Vessel owned by it or the other Vessel (or any share or interest in any of them) other than Encumbrances created or to be created pursuant to the Security Documents;

     (g) Not imperil Flag, Ownership, Insurances ensure that each of the Vessels is maintained and trades in conformity with the laws of the relevant Flag State, of its owning company or of the nationality of the officers, the requirements of the Insurances and nothing is done or permitted to be done which could endanger the flag of any of the Vessels or its unencumbered (other than Encumbrances in favour of the Lenders and Encumbrances permitted by this Agreement) ownership or its Insurances;

     (h) Mortgages execute, and procure the execution of, the relevant Mortgage under the laws and flag of the relevant Flag State immediately upon Delivery of each Vessel and always comply with all the covenants provided for in the relevant Mortgage;

     (i) Assignment of Earnings assign or agree to assign otherwise than to the Lenders the Earnings or any part thereof;

     (j) Chartering not (without the prior written consent of the Agent, acting on the instructions of the Majority Lenders (such consent not to be unreasonably withheld)), enter into or agree to enter into in respect of the employment of its Vessel;

          (i)  on demise charter for any period; or

          (ii) a Long Charterparty;

     (k) Manager not (without the prior written consent of the Majority Lenders (and then only subject to such conditions as the Agent, acting on the instructions of the Majority Lenders, may impose) appoint a manager of its Vessel (other than the Manager)) or terminate or amend the terms of any Management Agreement;

     (l) Compliance with Environmental Laws comply with, and procure that all Environmental Affiliates of each of the Borrowers comply with, all Environmental Laws including without limitation, requirements relating to manning and establishment of financial responsibility and to obtain and comply with, and procure that all Environmental Affiliates of each of the Borrowers obtain and comply with, all Environmental Approvals and to notify the Agent forthwith:

          (i) of any Environmental Claim for an amount or amounts in aggregate exceeding $300,000 made against any of the Vessels and/or any of the Borrowers; and

          (ii) upon becoming aware of any incident which may give rise to an Environmental Claim and to keep the Agent advised in writing of the Borrowers' response to such Environmental Claim on such regular basis and in such detail as the Lenders shall require;

     (m) Vessels' Inspection permit the Lenders, at Borrowers' expense: (t) by surveyors or other persons appointed by the Lenders to board each Vessel at all reasonable times for the purpose of inspecting her condition or for the purpose of satisfying itself in regard to proposed or executed repairs and to afford all proper facilities for such inspection and (ii) at any time by financial or insurance advisors or other persons appointed by the Lenders to review the operating and insurance records of each of the Borrowers and each of the Vessels;

     (n) Compliance with ISM Code and ISPS Code with effect from the respective Delivery of each Vessel, procure that the Manager and any
          Operator:

          (i) will comply with and ensure that each Vessel and any Operator by no later than the respective Delivery Date complies with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period;

          (ii) immediately inform the Agent if there is any threatened or actual withdrawal of the relevant Owner's, the Manager's or an Operator's DOC or the SMC in respect of the Vessel owned by such
               Owner:

         (iii) promptly inform the Agent upon the issue to either Owner, the Manager or any Operator of a DOC and to either Vessel of an SMC or the receipt by either Owner, the Manager or any Operator of notification that its application for the sane has been realised;

          (iv) maintain at all times a valid and current ISSC in respect of such Vessel;

          (v) immediately notify the Agent in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of such Vessel; and

          (vi) procure that such Vessel will comply at all times with the ISPS Code.

8.5 Validity of Securities - Earnings - Taxes etc. Each of the Borrowers hereby further undertakes and agrees with the Lenders that it will:

     (a) Validity ensure and procure that all governmental or other consents required by law and/or any other steps required for the validity, enforceability and legality of this Agreement and the other Security Documents are maintained in full force and effect and/or appropriately taken;

     (b) Earnings ensure and procure that, unless and until directed by the Lenders otherwise (i) all the Earnings of each of the Vessels shall be paid to the relevant Earnings Account and (ii) the persons from whom the Earnings are from time to time due are irrevocably instructed to pay them to such Earnings Account or to such other account in the name of the relevant Borrower or the Borrowers as shall be from time to time determined by the Agent in accordance with the provisions hereof and of the relevant Security Documents;

     (c) Taxes pay all Taxes, assessments and other governmental charges when the same fall due, except to the extent that the same are being contested in good faith by appropriate proceedings and adequate reserves have been set aside for their payment if such proceedings fail; and

     (d) Additional Documents from time to time and within ten (10) days after the Agent's request execute and deliver to the Agent or procure the execution and delivery to the Agent of all such documents as shall be deemed desirable at the reasonable discretion of the Agent for giving full effect to this Agreement, and for perfecting, protecting the value of or enforcing any rights or securities granted to the Lenders under any one or more of this Agreement, the other Security Documents and any other documents executed pursuant hereto or thereto and in case that any conditions precedent (with the Lenders' consent) have not been fulfilled prior to the relevant Drawdown Date, such conditions shall be complied with within fourteen (14) days of such Drawdown Date (unless the Agent (acting on the instructions of the Majority- Lenders) agrees otherwise in writing) and failure to comply with this covenant shall be an Event of Default. Provided however, that following the Borrowers'/Guarantor's request, the Agent, if it considers it appropriate or necessary, may grant a reasonable extension to the aforementioned periods in case the Borrowers cannot disclose/provide the requested information/document, under the circumstances arising at the time of the Agent's request and within the time limit specified hereinabove and the Borrowers/Guarantor shall disclose/provide the requested information/documents within the period set by the Agent.

8.6  Excess Cash reserve

     (a) The Agent shall, in relation to each Excess Cash Calculation Period of each Financial Year, on receipt of the financial statements of the Borrowers for each such Excess Cash Calculation Period pursuant to Clause 8.1(e), calculate by reference to such statements the amount of the Excess Cash for such Excess Cash Calculation Period and, if such Excess Cash is a positive figure, notify the Borrowers (and the Lenders) thereof and of the amount of such Excess Cash.

     (b) Immediately after each such notification of Excess Cash to the Borrowers in respect of an Excess Cash Calculation Period, the Borrowers shall pay to the Debt Reserve Account such amount as is equal to forty per cent (40%) of the amount of the Excess Cash for such Excess Cash Calculation Period.

     (c) The Agent shall, following receipt each year pursuant to Clause 8.1(e) of the annual audited financial statements of the Borrowers, recalculate the Excess Cash in relation to each Excess Cash Calculation Period falling within the Financial Year to which such financial statements relate. If the Agent agrees with such calculation, then the amount standing in the Debt Reserve Account will be applied by the Agent within three (3) Banking Days in prepayment of the Loan as the Agent deems fit.

     (d) If, as a result of a recalculation by the Agent pursuant to Clause 8.6(c), the Excess Cash in relation to any Excess Cash Calculation Period falling within the relevant Financial Year is determined by the Agent (the "Recalculated Excess Cash") to be greater than the Excess Cash for such Excess Cash Calculation Period originally determined pursuant to Clause 8.6(a) or otherwise (the "Original Excess Cash"), the Agent shall promptly notify the Borrowers (a) (and the Lenders) in writing of such discrepancy and the Borrowers shall, within five (5) Banking Days of receiving such notification, pay to the Debt Reserve Account an amount equal to the Recalculated Excess Cash less the Original Excess Cash.

     (e) Subject to no Event of Default having occurred, the amount standing to the credit of the Debt Reserve Account to be applied by the Agent within 150 days after the end of the relevant Excess Cash Calculation Period in prepayment of the Loan in or towards payment first of the Balloon Instalment and then the outstanding repayment instalments in inverse order of their maturity. However, upon the occurrence of any Event of Default any amount standing to the credit of the Debt Reserve Account shall be applied at the Lenders' absolute discretion. The Borrowers shall not be entitled to draw any funds from the Debt Reserve Account.

          For the purposes of this Clause 8.6:

          (i) "Excess Cash" means, in relation to each Mortgaged Vessel and each Excess Cash Calculation Period, the amount, calculated by the Agent pursuant to Clause 8.6(a), by reference to the then latest financial statements provided to the Agent pursuant to Clause 8.1(e) in respect of such Excess Cash Calculation Period, which is equal to the aggregate Earnings of the relevant Mortgaged Vessel, minus (i) the Debt Service in respect of the Advance relative to such Mortgaged Vessel and (ii) the total Operating Expenses incurred in relation to such Mortgaged Vessel, in each case, in respect of such Excess Cash Calculation Period; and

          (ii) "Excess Cash Calculation Period" means each of the first two (2) twelve (12) month periods of the Security Period commencing on the Delivery Date of the Vessel first to be delivered.

8.7 Covenants for the Securities Parties Each of the Borrowers hereby further undertakes and agrees with the Lenders that it will ensure and procure that all other Security Parties and each of them duly and punctually comply with the covenants in Clauses 8.1 to 8.6, which are applicable to them/it mutatis mutandis.

9.   CONDITIONS

9.1  Documents and evidence

     (a) Prior to this Agreement being executed The obligation of each Lender to make its Commitment available shall be subject to the condition that the Agent, or its duly authorised representative, shall have received not later than two (2) Banking Days before the date of this Agreement, the documents and evidence specified in Part 1 of schedule 3 in form and substance satisfactory to the Agent.

     (b) Prior to each Advance being made The obligation of the Lenders to make an Advance available shall be subject to the condition that the Agent, or its duly authorised representative, shall have received, not later than two (2) Banking Days before the day on which the Drawdown Notice for such Advance is given, the documents and evidence specified in
          Part 2 of Schedule 3 in form and substance satisfactory to the Agent.

9.2 General conditions precedent The obligation of each of the Lenders to make its Commitment (or any part thereof) available shall be subject to the further conditions that, at the time of the giving of the Drawdown Notice in respect of each Advance, and at the time of the making of such Advance:

     (a) the representations and warranties contained in Clauses 7.1 and 7.2 are true and correct on and as of each such time as if each was made with respect to the facts and circumstances existing at such time;

     (b) no Default shall have occurred and be continuing or would result from the making available of such Advance; and

     (c) the Agent shall be satisfied that there has been no change in the ownership, management, operations and/or adverse change in the financial condition of any Security Party which (change) might, in the sole opinion of the Agent, be detrimental to the interests of the Creditors.

9.3 Waiver of conditions precedent The conditions specified in this Clause 9 are inserted solely for the benefit of the Lenders and may be waived by the Agent (acting on the instructions of the Majority Lenders) in whole or in part and with or without conditions by the Agent (acting on the instructions of the Majority Lenders).

9.4 Further conditions precedent Not later than five (5) Banking Days prior to each Drawdown Date and not later than ten (10) Banking Days prior to each Interest Payment Date, the Agent may request and the Borrowers shall, not later than five (5) Banking Days prior to such date, deliver to the Agent on such request further favorable certificates and/or opinions as to any or all of the matters which are the subject of Clauses 7, 8, 9 and 10 hereof and Clauses 4 and 5 of the Guarantee. Provided however, that following the Borrowers /Guarantors request, the Agent, if it considers it appropriate or necessary, may shall grant a reasonable extension to the aforementioned periods in case the Borrowers cannot disclose/provide the requested information/document, under the circumstances arising at the time of the Agent's request and within the time limit specified hereinabove and the Borrowers/Guarantor shall disclose/provide the requested information/documents within the period set be the Agent.

10.  EVENTS OF DEFAULT

10.1 Events. There shall be an Event of Default if:

     (a) Non-payment: any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents (and so that, for this purpose, sums payable on demand shall be treated as having been paid at the stipulated time if paid within three (3) Banking Days of demand); or

     (b) Breach of Insurance and certain other obligations: any of the Borrowers falls to obtain and/or maintain the Insurances (as defined in, and in accordance with the requirements of, the Security Documents) or if any insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of any of the Borrowers or any other person or any of the Borrowers commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under Clause 8.2 or 8.3 or 8.4; or

     (c) Breach of financial covenants: the Borrowers and/or the Guarantor fail to comply with any of the financial covenants set out in Clause 8.6; or

     (d) Breach of other obligations: any Security Party commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in Clauses 10.1(a), 10.1(b) and 10.1(c) above) and, in respect of any such breach or omission which in the opinion of the Agent (acting on the instructions of the Majority Lenders) is capable of remedy, such action as the Agent (acting on the instructions of the Majority Lenders) may require shall not have been taken within fourteen (14) days of the Agent notifying the relevant Security Party of such default and of such required action; or

     (e) Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

     (f) Cross-default: any Indebtedness of the Security Parties (or any of them) and/or any other member of the Group is not paid when due or becomes due and payable, or any creditor of the Security Parties (or any of them) and/or any other member of the Group becomes entitled to declare any such Indebtedness due and payable prior to the date when it would otherwise have become due, or any guarantee or indemnity given or any obligation or covenant undertaken or agreement made by the Security Parties (or any of them) and/or any other member of the Group in respect of Indebtedness is not honoured when due unless the relevant Security Party and/or the relevant member of the Group shall have satisfied the Lenders that such Indebtedness will not affect or prejudice in any way such Security Party's and/or the relevant member's of the Group's ability to pay its debts as they fall due; or

     (g) Legal process: any judgment or order made or commenced in good faith by a person against any of the Security Parties relating to an amount over $500,000 is not stayed or complied with within fourteen (14) days or a good faith creditor attaches or takes possession of, or a distress, execution, sequestration or other bonefide process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party and is not discharged within fifteen (15) days; or

     (h) Insolvency: any Security Party becomes insolvent or stops or suspends making payments (whether of principal or interest) with respect to all or any class of its debts or announces an intention to do so; or

     (i) Reduction or loss of capital: a meeting is convened by any of the Security Parties for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital; or

     (j) Winding up: any petition is presented or other step is taken for the purpose of winding up any Security Party or an order is made or resolution passed for the winding up of any Security Party or a notice is issued convening a meeting for the purpose of passing any such resolution; or

     (k) Administration: any petition is presented or other step is taken for the purpose of the appointment of an administrator of any Security Party or the Lenders believes that any such petition or other step is imminent or an administration order is made in relation to any Security Party; or

     (l) Appointment of receivers and managers: any administrative or other receiver is appointed of any Security Party or any part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any part of the assets of any Security Party; or

     (m) Compositions: any steps are taken, or negotiations commenced, by any Security Party or by any of its creditors with a view to the general readjustment or rescheduling of all or part of its indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors, provided however that if the Security Parties are able to provide such evidence as is satisfactory in all respects to the Agent that such rescheduling will not relate to any payment default or anticipated default the same shall not constitute an Event of Default; or

     (n) Analogous proceedings: there occurs, in relation to any Security Party, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Agent, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in Clauses 10.1(f) to (11) (inclusive) or any Security Party otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

     (o) Cessation of business: any Security Party suspends or ceases or threatens to suspend or cease to carry on its business; or

     (p) Seizure: all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any government; or

     (q) Invalidity: any of the Security Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

     (r) Unlawfulness: it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for the Lenders to exercise the rights or any of them vested in it under any of the Security Documents or otherwise; or

     (s) Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing repudiating any of the Security Documents; or

     (t) Encumbrances enforceable: any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

     (u) Material adverse change: any material adverse change occurs in the financial condition, state of affairs or prospects of any of the Borrowers and the Guarantor which in the opinion of the Majority Lenders would materially impair the ability of any of the Borrowers or the Guarantor to perform their respective obligations under this Agreement and the Security Documents to which each is a party, or

     (v) Material qualification: any material qualification is made by the Group's auditors in the consolidated financial statements of the Group delivered to the Agent pursuant to Clause 8.1(e); or

     (w) Registration: the registration of any of the Vessels under the laws and flag of the relevant Flag State is cancelled or terminated without the prior written consent of the Agent (acting on the instructions of the Majority Lenders) or, if a Vessel is only provisionally registered on the Delivery Date for such Vessel is not permanently registered under the laws and flag of the relevant Flag State at least fifteen
          (15) days prior to the deadline for completing such permanent registration; or

     (x)  Environment:   any  of  the   Borrowers   falls  to  comply  with  any
          Environmental Law or any Environmental Approval or any of the Borrowers and/or any other Relevant Party and/or any of their respective Environmental Affiliates or any of the Vessels or any other Relevant Ship is involved in any incident which gives rise or may give rise to an Environmental Claim if, in any such case, such non-compliance or incident or the consequences thereof could, in the opinion of the Agent (acting on the instructions of the Majority Lenders) reasonably be expected to have a material adverse effect on the business, assets, operations, property or financial condition or prospects of any of the Borrowers or any other Security Party or on the security constituted by any of the Security Documents; or

     (y) P&I: any of the Borrowers or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which any of the Vessels is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdiction where any of the Vessels operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

     (z) Ownership: there is any change in the legal and/or beneficial ownership in any Owner unless such change results in the legal and/or beneficial ownership remaining within the same persons as advised to the Agent; or

     (aa) Change of Management: any Vessel ceases to be managed by the Manager (for any reason other than the reason of a Total Loss or sale of such Vessel) without the approval of the Agent (acting on the instructions of the Majority Lenders) and the relevant Owner fails to appoint a Manager prior to the termination of the relevant Management Agreement with the previous Manager, or

     (bb) Material events: any other event occurs or circumstance arises or develop in the light of which the Lenders consider that there is a significant risk that which, in the opinion of the Agent (acting on the instructions of the Majority Lenders) is likely materially and adversely to affect either:

          (i) the ability of any Security Party to perform all or any of its obligations under or otherwise to comply with the terms of any of the Security Documents; or
          (ii) the security created by any of the Security Documents; or

     (cc) Imperilment-jeopardy: the security constituted by a Security Document is in any way imperilled or in jeopardy; or

     (dd) Shareholdings: without the prior written consent of the Agent there is any change in the legal and beneficial shareholding of any of the Borrowers from that evidenced to the Lenders prior to the date of this Agreement; or

     (ee) Not listed: the Guarantor ceases to be listed in AMEX or any other organized stock exchange in the United States; or

     (ff) ISM Code and ISPS Code: for any reason whatsoever the provisions of Clause 8.4(n) are not complied with and/or any of the Vessels ceases to comply with the ISM Code and/or the ISPS Code; or

     (gg) Other events of default: any event of default (howsoever described) specified in any of the Security Documents.

10.2 Consequences of Default - Acceleration The Agent may, and if so requested by the Majority Lenders, without prejudice to any other rights of the Creditors (which will continue to be in force concurrently with the following), at any time after the happening of an Event of Default:

     (a) by notice to the Borrowers declare that the obligation of each lender to make its Commitment (or any part thereof) available shall be terminated, whereupon the Total Commitment shall be reduced to zero forthwith; and/or

     (b) by notice to the Borrowers declare that the Loan and all interest and commitment commission accrued and all other sums payable under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable without any further diligence, presentment, demand of payment, protest or notice or any other procedure from the Agent and/or the other Creditors which are expressly waived by each of the Borrowers; and/or

     (c) put into force and exercise all or any of the rights, powers and remedies possessed by it under this Agreement and/or under any Guarantee and/or any other Security Document and/or as mortgagee of the Vessels, mortgagee, chargee or assignee or as the beneficiary of any other property right or any other security (as the case may be) of the assets charged or assigned to it under the Security Documents or otherwise (whether at law, by virtue of any of the Security Documents or otherwise).

10.3 Multiple notices; action without notice The Agent may serve notices under Clause 10.2(a) and (b) simultaneously or on different dates and it may take any action referred to in that Clause if no such notice is served or simultaneously with or at any time after service of both or either of such notices.

10.4 Demand basis if, pursuant to Clause 10.2(b), the Agent declares the Loan to be due and payable on demand, the Agent may (and if so requested by the Majority Lenders) by written notice to the Borrowers (a) call for repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable on the date so specified together with all interest and commitment commission accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

10.5 Proof of Default It is agreed that (a) the non-payment of any sum of money in time will be proved conclusively by mere passage of time and (b) the occurrence of this (non payment) shall be proved conclusively by a mere written statement of the Agent (save for manifest error).

10.6 Exclusion of Creditors liability Neither the Creditors nor any receiver or manager appointed by the Agent, shall have any liability to the Borrowers or a Security Party:

     (a) for any loss caused by an exercise of rights under, or enforcement of an Encumbrance created by, a Security Document or by any failure or delay to exercise such a right or to enforce such an Encumbrance; or

     (b) as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such an Encumbrance or for any reduction (however caused) in the value of such an asset, except that this does not exempt the Creditors or a receiver or manager from liability for losses shown to have been caused by the willful misconduct of such Creditor's own officers and employees or (as the case may be) such receiver's or manager's own partners or employees.

11.  INDEMNITIES

11.1 Miscellaneous indemnities The Borrowers shall on demand indemnity each Creditor, without prejudice to any of the Creditors' other rights under any of the Security Documents, against any loss (including loss of Margin) or expense which the Agent shall certify as sustained or incurred by it as a consequence of:

     (a) any default in payment by the Borrowers and the Guarantor (or any of them) of any sum under any of the Security Documents when due; and/or

     (b)  the occurrence of any other Event of Default; and/or

     (c) any prepayment of the Loan or part thereof being made under Clause 4.3, 8.2(a) or 12.1, or any other repayment of the Loan or part thereof being made otherwise than on an Interest Payment Date relating to the part of the Loan prepaid or repaid; and/or

     (d) any Advance not being advanced for any reason (excluding any default by the Lenders) after the relevant Drawdown Notice subject to the terms of Clause 2.9(h)(iii) in relation thereto has been given;

     including in any such case, but not limited to, any loss or expense sustained or incurred in maintaining or funding the Loan or any part thereof or in liquidating or re-employing deposits from third parties acquired to effect or maintain the Loan or any part thereof.

11.2 Currency indemnity If any sum due from any of the Borrowers under any of the Security Documents or any order or judgment given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable under the relevant Security Document or under such order or judgment into another currency (the "second currency") for the purpose of (a) making or filling a claim or proof against the Borrowers or any of them, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to any of the Security Documents, the Borrowers shall indemnify and hold harmless the Lenders from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Lenders may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrowers or any of them under this Clause 11.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Security Documents and the term "rate of exchange" includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

11.3 Environmental indemnity The Borrowers shall indemnify the Lenders on demand and hold the Lenders harmless from and against all costs, expenses, payments, charges, losses, demands, liabilities, actions, proceedings (whether civil or criminal), penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be suffered, incurred or paid by, or made or asserted against the Lenders at any time, whether before or after the repayment in full of principal and interest under this Agreement, relating to, or arising directly or indirectly in any manner or for any cause or reason whatsoever out of an Environmental Claim made or asserted against the Lenders if such Environmental Claim would not have been, or been capable of being, made or asserted against the Lenders if it had not entered into any of the Security Documents and/or exercised any of its rights, powers and discretion thereby conferred and/or performed any of its obligations thereunder and/or been involved in any of the transactions contemplated by the Security Documents.

12.  UNLAWFULNESS AND INCREASED COSTS

12.1 Unlawfulness If any change in, or introduction of, any law, regulation or regulatory requirement or any directive or request of any central bank, monetary, regulatory or other authority or any order of any court renders it unlawful or contrary to any such regulation, requirement, request or order for any Lender to advance its Commitment or to maintain or fund its Contribution, notice shall be given promptly by the Agent to the Borrowers whereupon the Total Commitment shall be reduced to zero and the Borrowers shall be obliged to prepay the Loan in accordance with such notice, together with accrued interest thereon to the date of prepayment and all other sums payable by the Borrowers under this Agreement.

12.2 Increased costs If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, directive, request or requirement (whether or not having the force of law, but, if not having the force of law, with which any Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, stock or capital adequacy, any type of liquidity, reserve assets, cash ratio deposits and special deposits or other banking or monetary controls or requirements which affects the manner in which a Lender allocates capital resources to its obligations hereunder, and those (including, but not limited to, "Basle II") which shall replace, amend and/or supplement the provisions set out in the statement (as in effect as of the date of this Agreement) of the Basle I committee on banking supervision dated July 1988 and entitled "international convergence of capital measurement and capital structures" or any amendatory or substitute agreement thereof, is to:

     (a) subject such Lender to Taxes or change the basis of Taxation of such Lender with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of such Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

     (b) increase the cost to, or impose an additional cost on, such Lender or its holding company in making or keeping available or funding or maintaining its Commitment or its Contribution or being a party to this Agreement; and/or

     (c) reduce the amount of any payment or the effective return to such Lender under any of the Security Documents; and/or

     (d) reduce such Lender's or its holding company's rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Lender's obligations under any of the Security Documents; and/or

     (e) require such Lender or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by such Lender under any of the Security Documents; and/or

     (f) require such Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of its Commitment or the Loan from its capital for regulatory purposes, then and in each such case (subject to Clause 12.3):

          (i) such Lender shall notify the Agent (with reasonable supporting information from such Lender) and the Agent shall notify the Borrowers in writing of such event promptly upon its becoming aware of the same; and

          (ii) the Agent (acting on the instructions of the Majority Lenders) shall negotiate with the Borrowers in good faith with a view to restructuring the transaction constituted by the Security Documents in a way which will satisfactorily avoid either the unlawfulness or increased costs concerned (each as the case may
               be) without either decreasing the amounts or net returns due to such Lender under the Security Documents or which would, but for such unlawfulness or such increased costs (each as the case may
               be), have been so due, or otherwise adversely affecting the rights, interests and security of such Lender under the transaction as presently constituted and will not increase the cost to the Borrowers of or otherwise adversely affect the rights, and interests of the Borrowers under the transactions (and unless the Agent nominates a longer period (which it shall be at liberty to do), such negotiations shall continue for a period of thirty (30) days after the Borrowers have been given notice under Clause 12.2(i) or for such lesser period as is permitted under applicable law having regard to either the unlawfulness or the increased costs concerned (such period called the "Negotiation Period"); and

         (iii) if at the end of the Negotiation Period the Agent (acting on the instructions of the Majority Lenders) and the Borrowers have not reached agreement on a restructuring of the transaction on the basis described in sub-Clause (ii) above then the Borrowers shall on demand, made at any time after expiry of the Negotiation Period whether or not the Loan has been repaid, pay to the Agent for the account of such Lender the amount which the Agent specifies (in a certificate (which shall be conclusive in the absence of manifest error) setting forth the basis of the computation of such amount but not including any matters which such Lender regards as confidential in relation to its funding arrangements) is required to compensate such Lender for such alternative funding, increased cost, reduction, payment or forgone return.

          For the proposes of this Clause 12.2 "holding company" means, in relation to a Lender, the company or entity (if any) within the consolidated supervision of which such Lender is included.

12.3 Claim for increased cost The Agent will promptly notify the Borrowers of any intention to claim indemnification pursuant to Clause 12.2 and such notification will be a conclusive and full evidence binding on the Borrowers as to the amount of any increased cost or reduction and the method of calculating the same. A claim under Clause 12.2 may be made at any time and must be discharged by the Borrowers within three (3) days of demand. It shall not be a defence to a claim by a Lender under this Clause
     12.2 that any increased cost or reduction could have been avoided by such Lender. Any amount due from the Borrowers under Clause 12.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

12.4 Exception Nothing in Clause 12.2 shall entitle a Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under Clause 6.6.

13.  APPLICATION, SECURITY AND SET-OFF - ACCOUNTS

13.1 Application of moneys All moneys received by the Agent and/or Lenders under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this Clause 13.1 shall be applied in the following manner:

     (a) first in or toward payment of all unpaid fees, commissions and Expenses which may be owing to the Creditors under any of the Security Documents;

     (b) secondly in or towards payment of any arrears of interest owing in respect of the Loan or any part thereof;

     (c) thirdly in or towards repayment of the Loan (whether the same is due and payable or not);

     (d) fourthly in or towards payment to the Lenders for any loss suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid and which amounts are so payable under this Agreement;

     (e) fifthly in or towards payment to the Lenders of any other sums owing to it under any of the Security Documents; and

     (f) sixthly the surplus (if any) shall be paid to the Borrowers or to whomsoever else may be entitled to receive such surplus.

13.2 Securities As security for the due and punctual repayment of the Loan and payment of interest thereon as provided in this Agreement and of all other Outstanding Indebtedness, the Borrowers shall ensure and procure that the following Security Documents are duly executed and, where required, registered in favour of the Lenders in form and substance satisfactory to the Agent at the time specified herein or otherwise as required by the Agent and ensure that such security consists of, on the relevant Drawdown Date (as provided in this Agreement), of:

     (a) each of the Mortgages duly registered over the relevant Vessel through the Registry;

     (b) the General Assignments and the notices of assignment in respect thereto;

     (c)  the Guarantee;

     (d)  the Accounts Pledge Agreement;

     (e)  any  Charterparty   Assignments  and  any   Charterparty   Assignments
          Acknowledgements and Confirmations; and

     (f)  the Manager's Undertakings.

13.3 Set-off Each of the Borrowers authorises each Lender (without prejudice to any of the Lenders' (or any of them) rights at law, in equity or otherwise) at any time and without notice to the Borrowers:

     (a) to apply any credit balance to which any of the Borrowers is then entitled standing upon any account of any of the Borrowers with any branch of such Lender in or towards satisfaction of any sum due and payable from the Borrowers or any of them to the Lenders under any of the Security Documents;

     (b) in the name of the Borrowers or any of them and/or the Lenders to do all such acts and to execute all such documents as may be necessary or expedient to effect such application; and

     (c) to combine and/or consolidate all or any accounts in the name of the Borrowers or any of them with such Lender.

     For this purpose, each Lender is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application. Any amount received by a Lender pursuant to this Clause shall be paid to the Agent for onwards pro-rata payment to the Lenders. No Lender shall be obliged to exercise any right given to it by this Clause 13.3. Each Lender shall notify the Borrowers forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto.

13.4 Pro-rata payments If at any time the proportion which any Lender (the "Recovering Lender") has received or recovered (other than from an Assignee, a Transferee or a sub-participant in such Lender's Contribution or any other payment of an amount due to the Recovering Lender for its sole account pursuant to Clauses 3.6, 4.3, 5.1, 6.1, 11.1, 11.2, 12.1 and 12.2)
     in respect of its share of any payment to be made for the account of the Recovering Lender and one or more other Lenders under any of the Security Documents is greater (the amount of the excess being referred to in this Clause 13 as the "excess amount") than the proportion of the share of such payment received or recovered by the Lender receiving or recovering the smallest or no proportion of its share, then:

     (a) within two (2) Banking Days of such receipt or recovery, the Recovering Lender shall pay to the Agent an amount equal (or equivalent) to the excess amount;

     (b) the Agent shall treat such payment as if it were part of the payment to be made by the Borrowers and shall distribute same in accordance with Clause 6.9; and

     (c) as between the Borrowers and the Recovering Lender the excess amount shall be treated as not having been paid but the obligations of the Borrowers to the other Lender shall, to the extent of the amount so paid to them, be treated as discharged.

13.5 Each Lender shall forthwith notify the Agent of any such receipt or recovery by such Lender other than by payment through the Agent. If any excess amount subsequently has to be wholly or partly refunded by the Recovering Lender which paid an amount equal thereto to the Agent under (a) above each Lender to which any part of such amount was distributed shall on request from the Recovering Lender repay to the Recovering Lender such Lender's pro-rata share of the amount which has to be refunded by the Recovering Lender. Each Lender shall on request supply to the Agent such information as the Agent may from time to time request for the purpose of this Clause 13.5. Notwithstanding the foregoing provisions of this Clause 13.5, no Recovering Lender shall be obliged to share any excess amount which it receives or recovers pursuant to legal proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such proceedings or commence and diligently pursue separate proceedings to enforce its rights in the same or another court (unless the proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Agent).

13.6 No release For the avoidance of doubt is hereby declared that failure by any Recovering Lender to comply with the provisions of Clause 13.5 shall not release any other Recovering Lender from any of its obligations or liabilities under Clause 13.5.

13.7 No charge The provisions of this Clause 13 shall not, and shall not be construed so as to, constitute a charge by the Lenders over all or any part of a sum received or recovered by it in the circumstances mentioned in Clause 13.3.

13.8 Further assurance Each of the Borrowers undertakes that the Security Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any of the Security Documents be valid and binding obligations of the respective parties thereto and rights of the Lenders enforceable in accordance with their respective terms and that it will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the opinion of the Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.9 Conflicts In the event of any conflict between this Agreement and any of the other Security Documents, the provisions of this Agreement shall prevail.

13.10 Earnings Accounts -- Retention Account

     (a) Each Borrower shall procure that all moneys payable in respect of the Earnings of each Vessel owned by it shall be paid to the relevant
          Earnings Account free of Encumbrances. Unless and until an Event of Default shall occur (whereupon the provisions of Clause 13.1 shall be applicable) no monies shall be withdrawn from the Earnings Accounts save as hereinafter provided:

          (i) first: in payment of any and all sums whatsoever due and payable to the Creditors (or any of them) hereunder (such sums to be paid in such order as the Agent may in its sole discretion elect);

          (ii) second: during each month of the Security Period (but by no later than in the case of the first such month, the date falling fifteen (15) days after the Drawdown Date in respect of the Advance of the Vessel first to be delivered and, in the case of each subsequent month, the same date of that month), the Borrowers shall cause to be transferred from the Earnings Accounts to the Retention Account of the aggregate amount of the Earnings received in the Earnings Accounts during the preceding month:

               a) one third (1/3rd) of the amount of the repayment instalment specified in Clause 4.1 falling due for payment on the next following Repayment Date; and

               b) the relevant fraction of the amount of interest on the Loan falling due on the next due date for payment of interest under this Agreement.

               The expression "relevant fraction" in relation to an amount of interest on the Loan falling due for payment means a fraction (which shall be notified by the Agent to the Borrowers at the beginning of each Interest Period) where the numerator is always one and where the denominator shall always be three except in the case of an Interest Period of less than three months, in which case the denominator shall be the number of months comprised in such Interest Period; and

         (iii) third: in payment of an amount to the Agent in or towards payments of any instalments of interest or principal or any other amounts then payable pursuant to the Security Documents;

          (iv) fourth: in payment of the Operating Expenses of the Vessels; and

          (v)  fifth: any balance shall be released to the Borrowers.

     (b) If the aggregate amount of the Earnings of the Vessels received in the Earnings Accounts is insufficient in any month for the required transfer to be made from the Earnings Accounts to the Retention Account in accordance with Clause 13.10(a), the Borrowers shall make up the amount of such insufficiency on demand from the Agent, but, without prejudice to Lenders' right to make such demand through the Agent, the Account Bank (acting on the instructions of the Majority Lenders) may elect to make up the whole or any part of such insufficiency by increasing the amount of any transfer to be made in accordance with Clause 13.10(a)(ii) from the aggregate amount of such Earnings received in the next or subsequent months.

     (c) Until the occurrence of an Event of Default (or an event which, with the giving of notice and/or lapse of time or other applicable condition, might constitute an Event of Default), the Account Bank shall on each Repayment Date and on each due date for the payment of interest under this Agreement apply in accordance with the provisions of Clause 6.1 the relevant part of the balance then standing to the credit of the Retention Account as shall be required to make payment of the repayment instalment specified in Clause 4.1 then due under the terms of this Agreement or payment of interest then due under the terms of this Agreement and such transfer shall constitute a pro rata satisfaction of the Borrowers' obligations to pay such repayment instalment or interest (as the case may be) then due under this Agreement.

     (d) Any amounts for the time being standing to the credit of the Retention Account and the Debt Reserve Account shall bear interest at the rate from time to time offered by the Account Bank to its customers for Dollar deposits of similar amounts and for periods similar to those for which such amounts are likely to remain standing to the credit of the Retention Account or and the Debt Reserve Account, as the case may be. Such interest shall, provided that the foregoing provisions of this Clause 13.10 shall have been complied with and provided that no Event of Default (or event which, with the giving of notice and/or lapse of time or other applicable condition, might constitute an Event of Default) shall have occurred, be released to the Borrowers.

     (e) Nothing herein contained shall be deemed to affect the absolute obligation of the Borrowers to pay interest on and to repay the Loan as provided in Clauses 3 and 4 or shall constitute a manner or postponement thereof.

     (f) Each of the Borrowers hereby irrevocably authorises the Account Bank to make from the Earnings Accounts and the Retention Account any and all above payments and repayments as and when the same fall due or at any time thereafter. The Account Bank shall advise the Borrowers in respect of any such payment or repayment.

     (g) Each of the Borrowers will comply with any written requirement of the Account Bank from time to time as to the location or re-location of the Earnings Accounts and the Retention Account (or any of them) and will from time to time enter into such documentation as the Agent (acting on the instructions of the Majority Lenders) may require in order to create or maintain in favour of the Lenders and the Agent an Encumbrance in the Earnings Accounts and the Retention Account, all at cost and expense of the Borrowers.

     (h) Each of the Borrowers hereby covenants with the Creditors that the Earnings Accounts, the Retention Account and any moneys therein shall not be charged, assigned, transferred or pledged nor shall there be granted by any Borrower or suffered to arise any third party rights over or against the whole or any part of the Earnings Accounts and the Retention Account (or any of them) other than in favour of the Lenders and the Agent.

     (i) Each Earnings Account shall be operated in accordance with the Account Bank's usual terms and coalitions (full knowledge of which each of the Borrowers hereby acknowledges) and subject to the Account Bank's usual charges levied on such accounts and/or transactions conducted on such accounts (as from time to time notified by the Account Bank to the Borrowers).

     (j)  Each of the Borrowers  hereby warrants that sufficient  monies to meet
          the  next  repayment   instalment   plus  interest   thereon  wi11  be
          accumulated each and every month in the Retention Account.

     (k) After the occurrence of an Event of Default the Account Bank shall be entitled, but not bound, to apply the balance (if any) including any accrued interest standing to the credit of the Earnings Accounts and the Retention Account (or any of them) in accordance with the provisions of Clause 13.1.

     (l) Upon payment in full of all principal, interest and all other amounts due to the Creditors under the terms of this Agreement and the other Security Documents, any balance then standing to the credit of the Retention Account and/or the Earnings Accounts shall be released and paid to the Borrower or to whomsoever else may be entitled to receive such balance.

14.  ASSIGNMENT. TRANSFER AND LENDING OFFICE

14.1 Benefit and burden This Agreement  shall be binding upon, and enure for the
     benefit  of,  the  Creditors   and  the  Borrowers  and  their   respective
     successors.

14.2 No assignment by Borrowers None of the Borrowers and the other Security Parties shall assign or transfer any of their rights and/or obligations under this Agreement or any of the other Security Documents or any documents executed pursuant to this Agreement and/or the other Security Documents.

14.3 Assignment by Lenders Any Lender may, without the consent of the Security Parties, at any time assign all or any part of its rights under this Agreement or under any of the other Security Documents to (a) any party if an Event of Default has occurred and is continuing (b) any Subsidiary or holding company of such Lender or to any Subsidiary of any thereof (an "Assignee") and (c) any other bank or financial institution (an
     "Assignee"). The Agent shall give prompt notice to the Borrowers of such assignment.

14.4 Transfer by Lenders Any Lender (an "Existing Lender") may transfer, whether by way of assignment or otherwise, all or any part of its rights, benefits and/or obligations under this Agreement to another person (a "Transferee"). Such Lender shall notify the Borrowers of its intention to effect such transfer. In the case of a transfer, such transfer shall be effected upon not less than five (5) Banking Days' prior notice by delivery to the Agent of a duly completed Transfer Certificate duly executed by the Existing Lender and the Transferee, with a copy to the Borrowers. On the Effective Date (as specified and defined in a Transfer Certificate so executed and delivered), to the extent that the Commitment and Contribution of the Existing Lender are expressed (in the case of a transfer) in a Transfer Certificate to be the subject of the transfer in favour of the Transferee effected pursuant to this Clause 14.4, by virtue of the counter-signature of the Transfer Certificate by the Agent (for itself and the other parties to this Agreement):

     (a) the existing parties to this Agreement and the Existing Lender shall be released from their respective obligations towards one another under this Agreement ("discharged obligations") and their respective rights against one another under this Agreement ("discharged rights") shall be cancelled;

     (b) the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Lender if the Transfer Certificate relates to the whole of its Commitment and Contribution) shall assume obligations towards each other which differ from the discharged obligations only insofar as they are owed to or assumed by such Transferee instead of, by or against such Existing Lender;

     (c) the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Lender if the Transfer Certificate relates to the whole of its Commitment and Contribution) shall acquire rights against each other which differ from the discharged rights only insofar as they are exercisable by or against such Transferee instead of, by or against such Existing Lender; and

     (d) the Agent shall promptly notify the other Lender(s) and the Borrowers of the receipt by it of any Transfer Certificate and shall promptly deliver a copy of such Transfer Certificate to the Borrowers.

14.5 Reliance on Transfer Certificate The Agent and the Borrowers shall be fully entitled to rely on any Transfer Certificate delivered to the Agent in accordance with the foregoing provisions of this Clause 14 which is complete and regular on its face as regards its contents and purportedly signed on behalf of the relevant Existing Lender and the Transferee and neither the Agent nor the Borrowers (or any of them) shall have any liability or responsibility to any party as a consequence of placing reliance on and acting in accordance with any such Transfer Certificate if it proves to be the case that the same was not authentic or duly authorised.

14.6 Authorisation of Agent Each party to this Agreement irrevocably authorises the Agent to countersign each Transfer Certificate on its behalf for the purposes of Clause 14.5 without any further consent of, or consultation with, the Borrowers or such party.

14.7 Construction of certain references If any Lender transfers all or any part of its rights, benefits and obligations as provided in Clause 14.4, all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to such Lender and/or its Transferee to the extent of their respective interests.

14.8 Documenting transfers

      (a) If any Lender transfers all or any part of its rights, benefits and/or obligations as provided in Clause 14.4, each of the Borrowers undertakes, immediately on being requested to do so by the Agent and at the cost of the relevant Lender, to enter into, and procure that the other Security Parties shall enter into, such documents as may be necessary or desirable to transfer to the Transferee all or the relevant part of such Lender's interest in the Security Documents and all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to such Lender and/or its Transferee (as the case may be) to the extent of their respective interests.

      (b) If any Lender transfers all or any part of its rights, benefits and/or obligations as provided in Clause 14.3 each of the Borrowers hereby undertakes immediately upon being requested to do so by the Agent and at the cost of such Lender to sign, execute and deliver to the Assignee or Transferee (as the case may be) an addendum to each of the Mortgages and/or a new mortgage in such form as the Assignee or Transferee shall require to the effect and purpose that the Assignee or Transferee shall become (together with the other Lender(s) in relation to such Mortgage) a registered mortgagee.

14.9 Lending offices Each Lender shall lend through its office or branch at the address specified in Schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office or branch of such Lender selected from time to time by it through which such Lender wishes to lend for the purposes of this Agreement. If the office or branch through which a Lender is lending is changed pursuant to this Clause 14.9, such Lender shall notify the Agent promptly of such change and the Agent shall notify the Borrowers.

14.10 Transfer Certificate required

     No assignment or transfer of any right or obligation of a Lender under the Finance Document is binding on, or effective in relation to, any Borrower, the Agent and the other Creditors unless it is effected, evidence or perfected by a Transfer Certificate.

     However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the successor), the Agent may, if it sees fit, by notice to the successor and the Borrowers and the other Creditors waive the need for the execution and delivery of a Transfer Certificate; and, upon service of the Agent's notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.

14.11 Disclosure of information

      (a) Any Lender may with the consent of the Borrowers (such consent not to be unreasonably withheld) and the request for which shall be promptly responded to, disclose (on a confidential basis) to a prospective assignee, transferee or to any other person who may propose entering into contractual relations with such Lender in relation to this Agreement such information about the Borrowers as such Lender shall consider appropriate.

      (b) The Lenders may (with the prior written consent of the Borrowers, such consent not to be unreasonably withheld and the request for which shall be promptly responded to) disclose to a prospective assignee, substitute or transferee or to any other person who may propose entering into contractual relations with the Lenders in relation to this Agreement such information about the Borrowers as the Lenders shall consider appropriate if such Bank first procures that the relevant prospective assignee, substitute or transferee or other person (such person together with any prospective assignee, substitute or transferee being hereinafter described as the "Prospective Assignee") shall undertake to the Borrowers to keep secret and confidential and, not without the prior written consent of the Borrowers, disclose to any third party any of the information, reports or documents supplied by the Lenders provided however that the Prospective Assignee shall be entitled to disclose such information, reports or documents in the following situations:

            (i) in relation to any proceedings arising out of this Agreement or the other Security Documents to the extent considered necessary by the Prospective Assignee to protect its interest; or

            (ii)  pursuant to a court order  relating to discovery or otherwise;
                  or

            (iii) pursuant to any law or regulation or to any fiscal,  monetary, tax, governmental or other competent authority; or

            (iv)  to its auditors, legal or other professional advisers.

      (c) In addition the Prospective Assignee shall be entitled (with the prior written consent of the Borrowers, such consent not to be unreasonably withheld and the request for which shall be promptly responded to) to disclose or use any such information, reports or documents if the information contained therein shall have emanated in conditions fee from confidentiality, bona fide from some person other than the Lenders or the Borrowers.

14.12 No additional costs If at the time of, or immediately after, any assignment by any Lender of all or any part of its rights or benefits under this Agreement or any transfer by any Lender of any part of the rights, benefits and/or obligations under this Agreement, the Borrowers would be obliged to pay to the Assignee or Transferee under Clause 6.6 or Clause 12.2 any sum in excess of the sum (if any) which it would have been obliged to pay to the relevant Lender under the relevant clause in the absence of such assignment, transfer or change, the Borrowers shall not be obliged to pay that excess.

14.13 Agent's fee The Assigns or Transferee will pay to the Agent a fee in the amount of $1,000 (Dollars one thousand) in connection with the relevant assignment or transfer.

14.14 Transfer costs If any Lender transfers all or any part of its rights, benefits and obligations under the Security Documents, the Transferee shall pay to the Agent on demand all costs, fees and expenses (including but not limited to, legal fees and expenses) and any value added tax thereon, verified by the Agent as having been incurred by it in connection with such transfer.

15.   ARRANGERS AND AGENT

15.1 Appointment of the Agent Each Lender irrevocably appoints the Agent as its agent for the purposes of this Agreement and such of the Security Documents to which it may be appropriate for the Agent (in its capacity as Agent) to be party. By virtue of such appointment, each of the Lenders hereby authorises the Agent (whether or not by or through employees or agents) to take such action on such Lender's behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Agent by this Agreement and/or any other Security Document, together with such powers and discretions as are reasonably incidental thereto. Each Lender inevocably authorises the Agent to join in and execute each such Security Document previously referred to in this Clause 15.1 in its capacity as Agent.

15.2 Agent's actions Any action taken by the Agent under or in relation to this Agreement or any of the other Security Documents and/or with requisite authority, or on the basis of appropriate instructions, received from the Majority Lenders (or as otherwise duly authorised) shall be binding on all the Lenders.

15.3  Agent's duties The Agent shall:

      (a) promptly notify each Lender of the contents of each notice, certificate or other document received by the Agent from the Borrowers under or pursuant to Clauses 8.1(a), 8.1(e), 8.I(f) and
            16.1 and upon the request of any Lender any other document it may reasonably require; and

      (b) (subject to the other provisions of this Clause 15) take such action or, as the case may be, refrain from taking such action with respect to the exercise of any of its rights, remedies, powers and discretion as agent, as the Majority Lenders may reasonably direct.

15.4  Agent's rights The Agent may:

      (a) in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement or any of the other Security Documents, act or, as the case may be, refrain from acting in accordance with the instructions of the Majority Lenders, and shall be fully protected in so doing;

      (b) unless and until it shall have received directions from the Majority Lenders, take such action or, as the case may be, refrain from taking such action or, as the case may be, refrain from taking such action in respect of a Default of which the Agent has actual knowledge as it shall deem advisable in the best interests of the Lenders (but shall not be obliged to do so);

      (c) refrain from acting in accordance with the instructions of the Majority Lenders to institute legal proceedings arising out of or in connection with this Agreement or any of the other Security
            Documents until it has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

      (d) deem and treat (i) each Lender as the person entitled to the benefit of the Contribution of such Lender for all purposes of this Agreement unless and until a Transfer Certificate shall have been filed with the Agent and shall have become effective, and (ii) the office or branch set opposite the name of each Lender in Schedule 1 or, as the case may be, in any relevant Transfer Certificate as such Lender's lending office unless and until a written notice of change of lending office shall have been received by the Agent and the Agent may act upon any such notice unless and until the same is superseded by a further such notice;

      (e) rely as to matters of fact which might reasonably be expected to be within the knowledge of any Security Party upon a certificate signed by any director or officer of the relevant Security Party on behalf of the relevant Security Party; and

      (f) do anything which is in its opinion necessary or desirable to comply with any applicable law or regulation in any jurisdiction.

15.5 No liability of Arrangers and Agent None of the Arrangers, the Agent or any of their respective employees and agents shall:

      (a) be obliged to make any enquiry as to the use of any of the Loan proceeds unless (in the case of the Agent) so required in writing by any Lender, in which case the Agent shall promptly make the appropriate request to the Borrowers; or

      (b) be obliged to make any enquiry as to any breach or default by the Borrowers (or any of them) or any other Security Party in the performance or observance of any of the provisions of this Agreement or any of the other Security Documents or as to the existence of a Default unless (in the case of the Agent) the Agent has actual knowledge thereof or has been notified in writing thereof by a Lender, in which case the Agent shall promptly notify the Lenders of the relevant event or circumstances; or

     (c) be obliged to enquire whether or not any representation or warranty made by the Borrowers (or any of them) or any other Security Party pursuant to this Agreement or any of the other Security Documents is true; or

      (d) be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

      (e) be obliged to account to any Lender for any sum or the profit element of any sum received by it for its own account; or

      (f) be obliged to institute any legal proceedings arising out of or in connection with this Agreement or any of the other Security Documents other than on the instructions of the Majority Lenders; or

      (g) be liable to any Lender for any action taken or omitted under or in connection with this Agreement or any of the other Security Documents or the Loan unless caused by its gross negligence or willful misconduct.

      For the purpose of this Clause 15, the Agent shall not be treated as having actual knowledge of any matter of which the corporate finance or any other division outside the agency or loan administration department of the person for the time being acting as the Agent may become aware in the context of corporate finance, advisory or lending activities from time to time undertaken by the Agent for any Security Party or any other person which may be a trade competitor of any Security Party or may otherwise have commercial interests similar to those of any Security Party.

15.6 Non-reliance on Arrangers or Agent Each Lender acknowledges that it has not relied on any statement, opinion, forecast or other representation made by the Arrangers (or either of them) or the Agent to induce it to enter into this Agreement or any of the other Security Documents and that it has made and will continue to make, without reliance on the Agent or the Arrangers and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Security Parties and its own independent investigation of the financial condition, prospects and affairs of the Security Parties in connection with the making and continuation of the Loan under this Agreement. Neither the Arrangers nor the Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect to any Security Party whether coming into its possession before the advancing of the Loan or at any time or times thereafter, other than (in the case of the Agent) as provided in Clause 15.3.

15.7 No responsibility on Arrangers or Agent for Borrowers' performance Neither the Arrangers nor the Agent shall have any responsibility or liability to any Lender;

      (a) on account of the failure of any Security Party to perform its obligations under any of the Security Documents; or

      (b)   for the financial condition of any Security Party; or

      (c) for the completeness or accuracy of any statements, representations or warranties in any of the Security Documents or any document delivered under any of the Security Documents; or

      (d) for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of any of the Security Documents or of any certificate, report or other document executed or delivered under any of the Security Documents; or

      (e) to investigate or make any enquiry into the title of the Borrowers or any other Security Party to the Vessels or any other security or any part thereof; or

      (f) for the failure to register any of the Security Documents with any official or regulatory body or office or elsewhere; or

      (g) for taking or omitting to take any other action under or in relation to any of the Security Documents or any aspect of any of the Security Documents; or

      (h) on account of the failure of (in the case of the Arrangers (or either of them)) the Agent to perform or discharge any of their/its duties or obligations under the Security Documents; or (a)

      (i) otherwise in connection with the Loan or its negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Majority Lenders.

15.8 Reliance on documents and professional advice Each of the Arrangers and the Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by it (including those in the Agent's employment).

15.9 Other dealings Each of the Arrangers and the Agent may, without any liability to account to the Lenders, accept deposits from lend money to, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Patty or any of the Lenders as if it were not the Arrangers or the Agent as the case may be.

15.10 Rights of Agent as Lender, no partnership With respect to its own Commitment and Contribution (if any) the Agent shall have the same rights and powers under the Security Documents as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and the term "Lenders" shall, unless the context clearly otherwise indicates, include the Agent in its individual capacity as a Lender. This Agreement shall not and shall not be construed so as to constitute a partnership between the parties or any of them.

15.11 Amendments; waivers

      (a) subject to Clause 15.11(b), the Agent may, with the written consent of the Majority Lenders (or if and to the extent expressly authorised by the other provisions of any of the Security Documents) and, if so instructed by the Majority Lenders, shall;

            (i) agree amendments or modification to any of the Security Documents with any Security Party; and/or

            (ii) waive breaches of, or defaults under, or otherwise execute performance of, any provision of any of the other Security Documents by any Security Party.

            Any such action so authorised and effected by the Agent shall be documented in such manner as the Agent shall (with the approval of the Majority Lenders) determine, shall be promptly notified to the Lenders by the Agent and (without prejudice to the generality of Clause 15.2) shall be binding on all the Lenders.

      (b) Except with the prior written consent of all the Lenders, the Agent shall not have authority on behalf of the Lenders to agree with any Security Party any amendment or modification to any of the Security Documents or to grant waivers in respect of broaches or defaults or to vary or excuse performance of or under any of the Security Documents by any Security Party, if the effect of such amendment, modification, waiver or excuse would be to:

          (i)  reduce the Margin;

          (ii) postpone the due date or reduce the amount of any payment of principal, interest, commitment commission or other amount
               payable  by  any  Security   Party  under  any  of  the  Security
               Documents;

         (iii) change the currency in which any amount is payable by any Security Party under any of the Security Documents;

          (iv) increase any Lender's Commitment;

          (v)  extend any Final Availability Date;

          (vi) the definition of "Majority Lenders" in Clause 1.2;

         (vii) change any provision of any of the Security Documents which expressly or impliedly requires the approval or consent of all of the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all of the Lenders;

        (viii) change the order of distribution under Clause 13.1 (application of moneys);

          (ix) change this Clause 15.11 or any definition referred to in this Clause 15.11; or

          (x) release any Security Party from the security constituted by any Security Documents (except as required by the terms thereof or by law) or change the terms and conditions upon which such security or guarantee may, or is required to be, released.

15.12 Reimbursement and indemnity by Lenders Each Lender shall reimburse the Agent (rateably in accordance with such Lender's Commitment or Contribution), to the extent that the Agent is not reimbursed by the Borrowers, for the costs, charges and expenses incurred by the Agent which are expressed to be payable by the Borrowers under Clause 5.3 including (in each case) the fees and expenses of legal or other professional advisers. Each Lender shall on demand indemnify the Agent (rateably in accordance with its Commitment or Contribution) against all liabilities, damages, costs and claims whatsoever incurred by the Agent in connection with any of the Security Documents or the performance of its duties under any of the Security Documents, unless such liabilities, damages, costs or claims arise from the Agent's own gross negligence or willful misconduct.

15.13 Retirement of Agent

      (a) The Agent may (having given to the Borrowers and each of the Lenders not less than 30 days' notice of its intention to do so) retire from its appointment as Agent under this Agreement, provided that no such retirement shall take effect unless there has been appointed by the Lenders as a successor agent:

            (i) a Lender nominated within a period of 28 days by the Majority Lenders or, failing such a nomination,

            (ii) any reputable and experienced bank or financial institution nominated by the Agent.

            Any  corporation  into which the Agent may be merged or converted or any corporation with which the Agent may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the agent shall be a party shall, to the extent permitted by applicable law, be the successor Agent under this Agreement and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement and the other Security Documents save that written proof of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be provided to each Security Party and the Lenders. Prior to any such successor being appointed, the Agent agrees to consult with the Borrowers as to the identity of the proposed successor and to take account of any reasonable objections which the Borrowers (or any of them) may raise to such successor being appointed.

15.14 Upon any such successor as aforesaid being appointed, the retiring Agent shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this Clause 15 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Agent. The retiring Agent shall (at the expense of the Borrowers) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Document.

16.   NOTICES AND OTHER MATTERS

16.1 Notices Every notice, request, demand or other communication under this Agreement or (unless otherwise provided therein) under any of the other Security Documents shall:

     (a) be in writing delivered personally or by first-class prepaid letter (airmail if available) or facsimile transmission or other means of telecommunication in permanent written form;

     (b) be deemed to have been received, subject as otherwise provided in the relevant Security Document, in the case of a letter, when delivered personally or five (5) days after it has been put in to the post and, in the case of a facsimile transmission or other means of telecommunication in permanent written form, at the time of dispatch (provided that if the date of dispatch is not a business day in the country of the addressee or if the time of dispatch is after the close of business in the country of the addressee it shall be deemed to have been received at the opening of business on the next such business day); and

     (c)  be sent:

            (i)   to the Borrowers at:

                  c/o Maryville Maritime Inc.,
                  67 Akti Miaouli, 185 37
                  Piraeus, Greece
                  Fax No.: +30210 4598600
                  Attention: Chief Financial Officer

            (ii)  to the Creditors at:

                  c/o ABN AMRO Bank N. V.
                  330 El. Venizelou Avenue
                  Kallithea, GR 176 75
                  Athens, Greece
                  Fax No.: +30210 9405327
                  Attention: Credit Administration

16.2 Notices through the Agent Every notice, request, demand or other communication under this Agreement to be given by the Borrowers (or any of them) to any other party shall be given to the Agent for onward transmission as appropriate and to be given to the Borrowers (or any of them) shall (except otherwise provided in the security documents) be given to the Agent.

16.3 No implied waivers, remedies cumulative No failure, delay or omission by the Lenders to exercise any right, remedy or power vested in the Lenders under this Agreement and/or the other Security Documents or by law shall impair such right or power, or be construed as a waiver of, or as an acquiescence in any default by the Borrowers (or any of them) and/or the Guarantor, nor shall any single or partial exercise by the Lenders of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. In the event of the Lenders on any occasion agreeing to waive any such right, remedy or power, or consent to any departure from the strict application of the provisions of this Agreement or of any Security Document, such waiver shall not in any way prejudice or affect the powers conferred upon the Lenders under this Agreement and the other Security Documents or the right of the Lenders thereafter to act strictly in accordance with the terms of this Agreement and the other Security Documents. No modification or waiver by the Lenders of any provision of this Agreement or of any of the other Security Documents nor any consent by the Lenders to any departure therefrom by any Security Party shall be effective unless the same shall be in writing and then shall only be effective in the specific case and for the specific purpose for which given. No notice to or demand on any such party in any such case shall entitle such party to any other or further notice or demand in similar or other circumstances. The rights and remedies of the Lenders contained in this Agreement and the other Security Documents are cumulative and not exclusive of each other nor of any other rights or remedies conferred by law.

16.4 English language All certificates, instruments and other documents to be delivered under or supplied in connection with any of the Security
      Documents shall be in the English language or shall be accompanied by a certified English translation upon which the Lenders shall be entitled to rely.

16.5  Joint and Several Liability

     (a) Joint and several Notwithstanding anything to the contrary contained in any of the Security Documents, the agreements, obligations and liabilities of the Borrowers herein contained are joint and several and shall be construed accordingly. Each of the Borrowers agrees and consents to be bound by the Security Documents to which it is, or is to be, a party notwithstanding that the other Borrowers (or any of them) which is intended to sign or to be bound may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against the other Borrowers (or any of them), whether or not the deficiency is known to the Lenders.

     (b) Borrowers as principal debtors Each Borrower acknowledges and confirms that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of this Agreement or any of the other Security Documents and agrees that the Lenders may also continue to treat it as such, whether or not the Lenders are or becomes aware that such Borrower is or has become a surety for the other Borrowers (or any of them).

     (c) Indemnity The Borrowers hereby agree jointly and severally to keep the Lenders fully indemnified on demand against all damages, losses, costs and expenses arising from failure of any of the Borrowers to perform or discharge any purported obligation or liability of a Borrower which would have been the subject of this Agreement had it been valid and enforceable and which is not or ceases to be valid and enforceable against a Borrower on any ground whatsoever, whether or not known to the Lenders (including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of a Borrower (or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security party)).

     (d) Liability unconditional None of the obligations or liabilities of the Borrowers under this Agreement or any other Security Document shall be discharged or reduced by reason of:

          (i) the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of a Borrower or any other person liable;

          (ii) the Lenders granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, a Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from a Borrower or any other person liable; or

         (iii) anything done or omitted which but for this provision might operate to exonerate the Borrowers or any of them.

     (e) Recourse to other security The Lenders shall not be obliged to make any claim or demand or to resort to any Security Document or other means of payment now or hereafter held by or available to it for enforcing this Agreement or any of the Security Documents against a Borrower or any other person liable and no action taken or omitted by the lenders in connection with any such Security Document or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers (or any of them) under this Agreement and the Security Documents to which any of them is, or is to be, a Party.

     (f) Waiver of Borrowers' rights Each Borrower agrees with the Lenders that, from the date of this Agreement and so long as any moneys are owing under the any of the Security Documents and while all or any part of the Facility remains outstanding, it will not, without the prior written consent of the Lenders:

          (i) exercise any right of subrogation, reimbursement and indemnity against the other Borrowers (or any of them) or any other person liable;

          (ii) demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrower from the other Borrowers (or any of them) or from any other person liable or demand or accept any guarantee, indemnity or other assurance against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same;

         (iii) take any steps to enforce any right against the other Borrowers (or any of them) or any other person liable in respect of any such moneys; or

          (iv) claim any set-off or counterclaim against the other Borrowers (or any of them) or any other person liable or claiming or proving in competition with the Lenders in the liquidation of the other Borrowers (or any of them) or any other person liable or have the benefit of or share in, any payment from or composition with, the other Borrowers (or any of them) or any other person liable or any other Security Document now or hereafter held by the Lenders for any moneys owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Lenders, it will prove for the whole or any part of its claim in the liquidation of the other Borrowers (or any of them) or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held on trust for the Lenders and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Lenders shall deem appropriate.

16.6 Further assurance Each Borrower undertakes that the Security Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any of the Security Documents be valid and binding obligations of the respective parties thereto and rights of the Lenders enforceable in accordance with their respective terms and that it will, at its expense, execute, sign, perfect and do any and every such further assurance, document, act or thing as in the opinion of the Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

16.7 Integration of Terms This Agreement contains the entire agreement of the parties and its provisions supersede the provisions of the commitment letter dated 20th December, 2004 addressed by the Arrangers to the Guarantor (save for the provisions thereof which relate to fees) any and all other prior correspondence and oral negotiation by the parties in respect of the matters regulated by this Agreement.

16.8 Amendments This Agreement and any other Security Documents shall not be amended or varied in their respective terms by any oral agreement or representation or in any other manner other than by an instrument in writing of even date herewith or subsequent hereto executed by or on behalf of the parties hereto or thereto.

16.9 Invalidity of Terms In the event of any provision contained in one or more of this Agreement, the other Security Documents and any other documents executed pursuant hereto or thereto being invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction whatsoever, such provision shall be ineffective as to the jurisdiction only without affecting the remaining provisions hereof or thereof. If however, this event becomes known to the Lenders prior to the drawdown of any Advance (or any part thereof) the Lenders shall be entitled to refuse drawdown until this discrepancy is remedied. In case that the invalidity of a part results in the invalidity of the whole agreement, it is hereby agreed that there will exist a separate obligation of the Borrowers for the prompt payment to the Lenders of all the Outstanding Indebtedness. Where, however, the provisions of any such applicable law may be waived, they are hereby waived by the parties hereto to the full extent permitted by the law to the intent that this Agreement, the other Security Documents and any other documents executed pursuant hereto or thereto shall be deemed to be valid binding and enforceable in accordance with their respective terms.

16.10 Conflicts In the event of any conflict or inconsistency between this Agreement and any of the other Security Documents, the provisions of this Agreement shall prevail.

16.11 Confidentiality

      (a) Each of the parties hereto agrees and undertakes to keep confidential any documentation and any confidential information concerning the business, affairs, directors or employees of the other which comes into its possession during this Agreement and not to use any such documentation, information for any purpose other than for which it was provided.

      (b) Each of the Borrowers acknowledges and accepts that the Creditors may disclose information and deliver documentation relating to the Borrowers (or any of them) and the transactions and matters in relation to this Agreement and/or the other Security Documents to:
            (i) governmental or regulatory agencies and authorities if so required by law, regulation or regulatory requirement or any other request of any central bank or any court order; and (ii) auditors, professional advisors or other persons who in the normal course of business have access to the documents and affairs of any relative party.

      (c) Each of the Borrowers acknowledges and accepts that in case of occurrence of any Event of Default the Lenders may disclose information and deliver documentation relating to the Borrowers (or any of them) and the transactions and matters in relation to this Agreement and/or the other Security Documents to third parties to the extend that this is necessary for the enforcement or the contemplation of enforcement of the Lenders' rights or for any other purpose for which in the opinion of the Lenders, such disclosure should be useful or appropriate for the interests of the Lenders or otherwise and each of the Borrowers expressly authorises any such disclosure and delivery.

      (d) Each of the Borrowers acknowledges and accepts that the Lenders may be prohibited or it may be inappropriate for the Lenders to disclose information to the Borrowers by reason of law or duties of confidentiality owed or to be owed to other persons.

      (e) Clause 16.11 shall be: (i) in addition to all other duties of confidentiality imposed on the Agent, and the Lenders and their professional advisers under applicable law; and (ii) subject to any other applicable provisions contained in the Loan Agreement and the Security Documents.

16.12 Third Party rights No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

17.   GOVERNING LAW AND JURISDICTION

17.1  Law

      This Agreement is governed by and shall be construed in accordance with English law.

17.2  Submission to jurisdiction

     (a) For the exclusive benefit of each of the Creditors, each of the Borrowers hereby (i) agrees that any legal action or proceedings arising out or in connection with this Agreement against the Borrowers (or any of them) or any of their respective assets may be brought in the English Courts; and (ii) hereby irrevocably submits to the exclusive jurisdiction of the High Court of Justice in London, England. Further, each of the Borrowers hereby agrees that any summons, writ or other legal process issued against them in England shall be served upon Messrs. Saville & Co. (attention: Mr. Richard Saville), currently located at Princes House, 95 Gresham Street, London EC2V 7NA, England or their successors, who are hereby authorised to accept such service, which shall be deemed to be good service on the Borrowers. Provided, however, that each of the Borrowers further hereby agrees that in the event that (i) Messrs. Richard Saville & Co. close or fail to maintain a business presence in England, or (ii) the Agent, in its sole discretion, shall determine that service of process on the said agents is not feasible or may be insufficient under the laws of England, then any summons, writ or other legal process issued against them in England may be served upon Messrs. The Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX, England, (hereinafter called the "Process Agent for English Proceedings"), or their successors, who are hereby authorised to accept such service, which shall be deemed to be good service on the Borrowers. The Agent is hereby irrevocably appointed by each of the Borrowers as the duly authorised attorney of each of the Borrowers for the purpose of appointing the Process Agent for English Proceedings as provided herein. The appointment of the Process Agent for English Proceedings shall be valid and binding from the date notice of such appointment is given by the Agent to the Borrowers in accordance with Clauses 16.1 and/or 16.2. Finally, the parties further agree that only the Courts of England and not those of any other State shall have jurisdiction to settle any disputes arising out of or in connection with this Agreement.

     (b) The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Creditors to commence proceedings in relation to any matter which arises out or in connection with this Agreement against the Borrowers (or any of them) in the courts of any country other than England and which have or claim jurisdiction to that matter nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

     (c) The parties further agree that subject to Clause 17.2(b) the Courts of England shall have exclusive jurisdiction to determine any claim which the Borrowers (or any of them) may have against the Creditors (or any of them) arising out of or in connection with this Agreement and each of the Borrowers hereby waives any objections to proceedings with respect to this Agreement in such courts on the grounds of venue or inconvenient forum.

17.3 Proceedings in any other country If it is decided by the Majority Lenders that any such proceedings should be commenced in any country other than England, then any objections as to the jurisdiction or any claim as to the inconvenience of the forum is hereby waived by each of the Borrowers and it is agreed and undertaken by each of the Borrowers to instruct lawyers in that country to accept service of legal process and not to contest the validity of such proceedings as far as the jurisdiction of the court or courts involved is concerned and each of the Borrowers agrees that any judgement or order obtained in an English court shall be conclusive and binding on each of the Borrowers and shall be enforceable without review in the courts of any other jurisdiction.

      In this Clause 17 "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

                                   Schedule 1
                                   ----------
                        The Lenders and their Commitment
                        --------------------------------

--------------------------------------------------------------------------------

NAME                            LENDING OFFICE                       COMMITMENT

--------------------------------------------------------------------------------

ABN AMRO Bank N.V.        330 El. Venizelou Avenue                  $47,500,000
                          Kallithea, GR 176 75 Athens,
                          Greece
                          Fax No.: +30210 9405327
                          e-mail: [_______________]
                          Dimitris.Anagnostopoulos@gr.abnamro.com

--------------------------------------------------------------------------------

CREDIT SUISSE             St. Alban-Graben 1. CH-4002               $47,500,000
                          Basel, Switzerland
                          Fax No.: 41 61 266 79 39
                          e-mail: [_______________]
                          cecile.hess-meister@credit-suisse.com

--------------------------------------------------------------------------------

                                   Schedule 2
                                   ----------

                             Form of Drawdown Notice
                          (referred to in Clause 2.2)

To:  ABN AMRO BANK N.Y.,
     330 El. Venizelou Ave.,
     Kallithea, GR 176 75 Athens, Greece;
     (the "Agent")                                            Dated: [ o ], 2005

RE: Loan Agreement dated [ o ], 2005 made between (1) Castalia Services Ltd., Fianna Navigation S.A., Ingram Limited, Teagan Shipholding S.A. and Whitelaw Enterprises Co. (the `Borrowers"), (b) the Banks and Financial Institutions listed in Schedule 1 (the "Lenders"), (c) the Agent, as Agent for the Lenders, co-Arranger and Account Bank and (d) Credit Suisse, as co-Arranger, in respect of a loan facility of up to US$95,000,000 (the "Loan Agreement")
--------------------------------------------------------------------------------

We refer to the above Loan Agreement and hereby give you notice that we wish to draw down an Advance in respect of m/v [ o ] on [ o ] in the amount of $[ o ] (Dollars [ o ] )[and select a first Interest Period in respect thereof of [ o ] months] [the first Interest Period in respect thereof to expire on [ o ] The finds should be credited to [name and number of account] with [details of bank in New York City].

We confirm that:

(a) no event or circumstance has occurred and is continuing which constitutes a Default;

(b)  the representations and warranties contained in:

     (i)  Clauses 7.1 and 7.2 of the Loan Agreement; and

     (ii) Clause 4 of the Guarantee: and

    (iii) and expressed to be made or repeated on the date of the said Advance are true and correct at the date hereof as if made with respect to the facts and circumstances existing at such date; and

(c) the borrowing to be effected by the drawdown of the said Advance will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded; and

(d) to the best of our knowledge and belief there has been no material adverse change in our financial position from that described by us to the Lenders in the negotiation of the Loan Agreement.

Words and expressions defined in the Loan Agreement shall have the same meanings where used herein

For and on behalf
CASTALIA SERVICES LTD.
FIANNA NAVIGATION S.A.
INGRAM LIMITED
TEAGAN SHIPHOLDING S.A. and
WHITELAW ENTERPRISES CO.


By: ______________________
Name:
Title: Attorney-in fact

                                   Schedule 3
                                   ----------

             Documents and evidence required as conditions precedent
             -------------------------------------------------------
                           (referred to in Clause 9.1)

                                     Part 1

I. Documents and conditions required as conditions precedent to the Loan Agreement being executed

     (a) Constitutional documents copies, certified by an officer of each corporate Security Party as true, complete and up to date copies of all documents which contain or establish or relate to the constitution of that Security Party;

     (b) Corporate authorisations copies of resolutions of the directors and, if required, shareholders of each corporate Security Party approving such of the Security Documents to which such Security Party is, or is to be, party and authorising the signature, delivery and performance of such Security Party's obligations thereunder, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of such Security Party;

          (i)  being true and correct;

          (ii) being duly passed at meetings of the directors of such Security Party and, if required, of the shareholders of such Security Party each duly convened and held;

         (iii) not having been amended, modified or revoked; and

          (iv) being in full force and effect,

          together with-originals or certified copies of any powers of attorney issued by any corporate Security Party pursuant to such resolutions;

     (c) Certificates of incumbency a list of directors and officers of each corporate Security Party specifying the names and positions of such persons, certified in a certificate dated no earlier than five Banking Days prior to the date of this Agreement) by an officer of such Security Party to be true, complete and up to date;

     (d) Borrowers' consents and approvals a certificate (dated no earlier than five (5) Banking Days prior to the date of this Agreement) from an officer of each of the Borrowers that no consents, authorisations, licences or approvals are necessary for such Borrower to authorise or are required by such Borrower in connection with the borrowing by the Borrowers jointly and severally of the Facility pursuant to this Agreement or the execution, delivery and performance of the Security Documents;

     (e)  Other consents and approvals a certificate (dated no earlier than five
          (5) Banking Days prior to the date of this Agreement) from an officer of each Security Party (other than the Borrowers) that-no consents, authorisations, licences or approvals are necessary for such Security Party to guarantee and/or grant security for the borrowing by the Borrowers of the Facility pursuant to this Agreement and execute, deliver and perform the Security Documents insofar as such Security Party is a party thereto; and

     (f) MOAs a copy of each MOA duly executed certified as true and complete by the Borrowers' Lawyer.

                                     Part 2
                                     ------

II Documents and evidence required as conditions precedent to each Advance being made

     (a) Drawdown Notice the Drawdown Notice in respect of the first Advance of the relevant Advance duly executed;

     (b)  Conditions precedent evidence that the conditions precedent set out in
          Part 1 of schedule 3 remain fully satisfied;

     (c) Shareholdings evidence that there is no change in the legal and beneficial shareholding of any of the Borrowers from that evidenced to the Lenders prior to the date of this Agreement;

     (d)  No Default evidence that no Default has occurred and is continuing;

     (e) First Secondary Shares Offerings evidence satisfactory to the Lenders that prior to the drawdown of the first Advance the Guarantor will have received at least twenty million Dollars ($20,000,000) from secondary shares offerings to finance its equity participation in the Purchase Price of the Vessel relative to such first Advance;

     (f) Other Secondary Shares Offerings evidence satisfactory to the Lenders that prior to the drawdown of each Advance (other than the first) the Guarantor will have received sufficient proceeds from secondary shares offerings to finance its equity participation in the Purchase Price of the Vessel relative to such Advance;

     (g) Fees and commissions payment of any fees and commissions due from the Borrowers to the Creditors pursuant to the terms of Clause 5 or any other provision of the Security Documents;

     (h) Equity evidence of the payment of the sum representing the balance of the Purchase Price of the relevant Vessel, such sum being equal to 40% of such Purchase Price, to an account of the relevant Borrower with the Account Bank;

     (i) Payment of Purchase Price evidence that the Purchase Price for the relevant Vessel has been (or upon drawdown of the relevant Advance will have been) paid in full;

     (j) Title and no encumbrance evidence that good title to the relevant Vessel has passed to the relevant Borrower and that there is no Encumbrance of any kind created or permitted by any person on or relating to the relevant MOA other than Permitted Encumbrances;

     (k) Export licences (if required) a copy, certified as a true and complete copy by an officer of the relevant Borrower of any and all consents, authorisations, licences and approvals (if any) required by such Borrower and/or the relevant Seller in connection with the export by such Seller of the relevant Vessel;

     (l) Valuation valuation of the relevant Vessel made at the Borrowers' expense as at a date determined by the Lenders but in any event before the relevant drawdown, prepared on the basis specified in Clause 8.2(b) for the purpose of determining, on the basis of the said valuation of such Vessel, the amount of the relevant Advance pursuant to Clauses 1.1 and 2.1;

     (m) Accounts evidence that the relevant Earnings Account(s), the Retention Account and the Debt Reserve Account have been opened with the Agent:

     (n)  Vessel Conditions evidence that the relevant Vessel

          (i) Registration and Encumbrances: is registered in the name of the relevant Borrower through the relevant Registry under the laws and flag of the relevant Flag State and that such Vessel and her Earnings, Insurances and Requisition Compensation (each as defined in the relevant Mortgage or General Assignment, as the case may be), are free of Encumbrances;

          (ii) Classification:   maintains  the   Classification   free  of  all
               requirements and overdue recommendations of the Classification Society;

         (iii) Insurance: is insured in accordance with the provisions of the Security Documents and all requirements of the Security Documents in respect of such insurance have been complied with (including without limitation, confirmation from the protection and indemnity association or other insurer with which the relevant Vessel is, or is to be, entered for insurance or insured against protection and indemnity risks (including oil pollution risks) that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to the relevant Vessel);

     (m) Security Documents and other documents the relevant Protocol of Delivery and Acceptance, the relevant Bill of Sale transferring title on the relevant Vessel from the relevant Seller to the relevant Owner, the Guarantee, the relevant Management Agreement, the relevant Mortgage, the relevant General Assignment, any relevant Charterparty Assignments, any relevant Charterparty Assignment Acknowledgement and the relevant Manager's Undertaking, each duly executed;

     (n) Mortgage registration evidence that the relevant Mortgage has been or, simultaneously with the drawdown of the relevant Advance will be, registered against the relevant Vessel through the relevant Registry under the laws and flag of the relevant Flag State;

     (o) Notices of assignment and acknowledgements copies of duly executed notices of assignment required by the terms of the Security Documents and in the forms prescribed by the Security Documents;

     (p) Mortgagee's Interest Insurance a mortgagee's interest insurance (herein "MII") in respect of each Vessel which shall be effected by the Agent in the name of the Lenders, but at the expenses of the Borrowers under the Agent's wording and upon such other terms and with such insurers as shall from time to time be determined by the Agent but, in each case, for an amount not exceeding 120% of the amount of the Loan, provided however, that the Agent shall in its absolute discretion appoint and instruct in respect of any such MII policy the insurance brokers in respect of such Insurance and provided further, that in the event that the Agent effects any such Insurance on the basis of any mortgagee's open cover, the Borrowers shall pay on demand to the Agent its proportion of premium due in respect of each Vessel for which such insurance cover has been effected by the Agent in the name of the Lenders, and any certificate of the Agent in respect of any such premium due by the Borrowers shall (save for manifest error) be conclusive and binding upon the Borrowers;

     (q) Fees and Commissions payment of any fees and commissions due from the Borrowers to the Creditors pursuant to the terms of Clause 5 or any other provision of the Security Documents;

     (r) Acknowledgement of Receipt a receipt in writing in form and substance satisfactory to the Agent including an acknowledgement and admission of the Borrowers and/or any other Security Party to the effect that the relevant Advance was drawn by the Borrowers and a declaration by the Borrowers that all conditions precedent have been fulfilled, that there is no Event of Default and that all the representations and warranties are true and correct;

     (s) Charterpartv evidence satisfactory to the Lenders that in case any Borrower has entered into a Long Charterparty in relation to its Vessel, such Vessel shall, upon its Delivery, be chartered under such Long Charterparty;

     (t) ISM Code true and complete copies of the DOC for the Operator and an SMC for the relevant Vessel issued pursuant to the ISM Code;

     (u) ISPS Code true and complete copy of the ISSC for the relevant Vessel issued pursuant to the ISPS Code;

     (v) Borrowers' process agent a copy, certified as a true copy by the Borrowers' lawyers or other person acceptable to the Agent of a letter from the Borrowers' agent for receipt of service of proceedings referred to in Clause 17.2 accepting its appointment under the said Clause and under each of the other Security Documents in which it is or is to be appointed as the Borrowers' agent;

     (x) Guarantor's process agent a copy, certified as a true copy by the Borrowers' lawyers or other person acceptable to the Agent of a letter from the Guarantor's agent for receipt of service of proceedings referred to in Clause 10.2 of the Guarantee accepting its appointment under the said Clause and under each of the other Security Documents in which it is or is to be appointed as the Guarantor's agent;

     (y) Flag State law opinion an opinion of the special legal advisers in the relevant Flag State to the Lenders dated the Delivery Date for such Vessel; and

     (z) Further opinions any such further opinion as may be required by the Agent.

                                   Schedule 4
                                   ----------

                          Form of Transfer Certificate
                          ----------------------------
                          (referred to in Clause 14.4)

          [Lenders are advised not to employ Transfer Certificates without first ensuring that the transaction complies with all applicable laws and regulations, including the Financial Services Act 1986 and regulations made thereunder]

To:  ABN AMRO Bank N. V.,
     330 El. Venizelou Ave.,
     Kallithea, GR 17675
     Athens, Greece

                                                          Date:

Transfer Certificate

This Transfer Certificate relates to the Loan Agreement (the "Agreement") dated ________________ between (1) Castalia Services Ltd., Fianna Navigation S.A., Ingram Limited, Teagan Shipholding S.A. and Whitelaw Enterprises Co., as joint and several Borrowers, (2) the banks and financial institutions named therein as Lenders, (3) ABN AMRO Bank N. V., as Agent for the Lenders, co-Arranger and Account Bank and (4) Credit Suisse, as co-Arranger. Terms defined in the Agreement shall have the same meaning in this Transfer Certificate.

1. [Name of Existing Lender] (the "Existing Lender") (a) confirms the accuracy of the summary of its Commitment and Contribution set out in the Schedule to this Transfer Certificate and (b) requests [name of Transferee] (the "Transferee") to accept by way of transfer the portion of its Commitment and Contribution specified in the Schedule to this Transfer Certificate by countersigning and delivering this Transfer Certificate to the Agent at its address for the service of notice in the Agreement.

2. The Transferee requests the Agent (on behalf of itself, the Borrowers and the Lenders and the other parties to the Agreement) to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of Clause 14.4 of the Agreement, so as to take effect in accordance with its terms on [date of transfer, being not earlier than five [5] Banking Days after date of delivery of the Certificate to the Agent] (the "Effective Date").

3. The Agent (on behalf of itself and the other parties to the Agreement) confirms the transfer effected by this Transfer Certificate pursuant to and for the purposes of Clause 14.4 of the Agreement.

4.   The Transferee confirms:

     (a) that it has received a copy of the Agreement and each of the other Security Documents and all other documentation and information required by it in connection with the transactions contemplated by this Transfer Certificate;

     (b) that it has made and will continue to make its own assessment of the validity, enforceability and sufficiency of this Agreement, the other Security Documents and this Transfer Certificate and has not relied and will not rely on the Existing Lender, the Arrangers or the Agent or any statements made by any of them in that respect;

     (c) that it has made and will continue to make its own credit assessment of the Security Parties and has not relied and will not rely on the Existing Lender, the Arrangers or the Agent or any statements made by any of them in that respect;

     (d) accordingly, none of the Existing Lender, the Arrangers or the Agent shall have any liability or responsibility to the Transferee in respect of any of the foregoing matters.

5. Execution of this Transfer Certificate by the Transferee constitutes its representations to the Existing Lender and all other parties to the Agreement that it has power to become party to the Agreement as a Lender on the terms herein and therein set out and has taken all necessary steps to authorise execution and delivery of this Transfer Certificate.

6. The Existing Lender makes no representation or warranty and assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of any of the Security Documents or any document relating thereto and assumes no responsibility for the financial condition of or for the performance and observance by any Security Party of any of its obligations under any of the Security Documents or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

7. The Transferee hereby undertakes to the Existing Lender, the Borrowers, the Agent and any other party to the Agreement that it will perform in accordance with their terms all those obligations which by the respective terms of the Agreement will be assumed by it after acceptance of this Transfer Certificate by the Agent and, if not already a lender, appoints the Agent to act as its agent as provided in the Agreement and agrees to be bound by the terms of the Agreement. The Transferee acknowledges that the Existing Lender has no obligation to re-purchase or re-acquire any of the rights and obligations transferred by virtue of this Transfer Certificate or to support, indemnify or compensate the Transferee for any losses suffered by the Transferee as a consequence of a transfer effected by virtue of this Transfer Certificate.

8.   The Existing Lender:

     (a) warrants to the Transferee that it has full power to enter into this Transfer Certificate and has taken all corporate action necessary to authorise it to do so;

     (b) warrants to the Transferee that this Transfer Certificate is binding on the Transferor under the laws of England, the country in which the Existing lender is incorporated and the country in which its lending office is located; and

     (c) agrees that it will, at the Transferee's expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee's title under this Transfer Certificate or for a similar purpose.

9. The Transferee hereby undertakes with the Existing Lender and each of the other parties of the Agreement and the other Security Documents that it will perform in accordance with its terms all those obligations which by the terms of the Agreement and the other Security Documents will be assumed by it after delivery of the executed copies of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

10. By execution of this Transfer Certificate on their behalf by the Agent and in reliance upon the representations and warranties of the Transferee, the Borrowers, the Lenders, the Arrangers and the Agent accept the Transferee as a party to the agreement and the other Security Documents with respect to all those rights and/or obligations which by the terms of the Agreement and the other Security Documents will be assumed by the Transferee (including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent as provided by the terms of the Agreement) after delivery of the executed copies of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect

11. The agreements and undertakings of the Transferee in this Transfer Certificate are given to, and for the benefit of, and made with, each of the other parties to the Agreement and the other Security Documents.

12.  This Transfer Certificate is governed by English law.

Note: This Transfer Certificate is not a security, bond, note, debenture, investment or similar instrument. The execution of this Transfer Certificate alone may not transfer a proportionate share of the Existing Lender's interest in the security constituted by the Security Documents in the Existing Lender's or Transferee's jurisdiction. It is the responsibility of each individual Lender to ascertain whether any other documents are required to perfect a transfer of such a share in the Existing Lender's interest in such security in any such jurisdiction and, if so, to seek appropriate advice and arrange for execution of the same.

AS WITNESS the hands of the authorised signatories of the parties hereto on the date appearing below.

                                  The Schedule
                                  ------------

--------------------------------------------------------------------------------
                                 Next Interest             Portion [novated]
Amount of Contribution [($)]     Payment Date(s)           [transferred] [($)]

--------------------------------------------------------------------------------
         [ o ]                           [ o ]                     [ o ]

--------------------------------------------------------------------------------
                                                             Portion [novated]
                                                              [transferred]
Amount of Commitment [($)]                                         [($)]

--------------------------------------------------------------------------------
         [ o ]                                                     [ o ]

--------------------------------------------------------------------------------

                      Administrative Details of Transferee
                      ------------------------------------

Lending office:

Account of payments:

Telephone:

Telefax:

[Telex]:

Attention:

[Existing Lender]        )         [Transferee]             )
By:                      )         By:                      )
                         )
Date:                    )         Date:                    )


[The other Lender(s)]

By:                 )

on its own behalf and
on behalf of the Borrowers and the
other parties to the Agreement

Date:

                                   Schedule 5
                                   ----------

                         Form of Compliance Certificate
                         ------------------------------
                         (referred to in Clause 8.1(g))

To:  ABN AMRO Bank N.V., as Agent

From: Castalia Services Ltd.
      Fianna Navigation S.A.
      Ingram Limited
      Teagan Shipholding S.A. and Whitelaw
      Enterprises Co. (the "Borrowers")

                                                                    Dated: [ o ]

Re:  US$95,000,000-- Loan Agreement dated [ o], 2005 (the "Loan Agreement")
---------------------------------------------------------------------------

Terms defined in the Loan Agreement shall have the same meaning when used herein

We [ o ] and [ o ], each being a director of each of the Borrowers, refer to Clause 8.1(g) of the Loan Agreement and hereby certify that, as at [insert date of accounts] and on the date hereof;

1.   Financial Covenants:

     (a) the consolidated Leverage Ratio of the Group in respect of the financial year concerned is [ o ] calculated as follows: [ o ];

     (b) the consolidated interest cover ratio (EBITDA to interest expense) of the Group in respect of the financial year concerned is [ o ] calculated as follows: [ o ];

     (c) the Liquid Funds of the Guarantor on a consolidated basis are at least equal to 10% of the Total Debt and at least 30% of such Liquid Funds are maintained with the Agent; and

     (d) the Guarantor has not declared or made payments of dividends in respect of the financial year concerned in an amount exceeding 50% of the net profits of the Guarantor during such financial year.

2.   Default

[No Default has occurred and is continuing]

or

[The following Default has occurred and is continuing: [provide details of Default]. [The following steps are being taken to remedy it: [provide details of steps being taken to remedy Default]].


Signed:______________________    Signed:______________________

         Director                             Director

EXECUTION PAGE
--------------

IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed on the date first above written.

THE BORROWERS

SIGNED by
Mr.                                              )
for and on behalf of                             )
CASTALIA SERVICES LTD.,                          )
of Liberia, in the presence of:                  )

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street
            Piraeus, Greece
Occupation: Attorney-at-law

SIGNED by                                        )
Mr.                                              )
for and on behalf of                             )
FIANNA NAVIGATION S.A., of Liberia               )
in the presence of:

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street
            Piraeus, Greece
Occupation  Attorney-at-law

SIGNED by                                        )
Mr.                                              )
for and on behalf of                             )
INGRAM LIMITED, of Liberia,                      )
in the presence of:

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street,
            Piraeus, Greece
Occupation  Attorney-at-law

SIGNED by                                        )
Mr.                                              )
for and on behalf of                             )
TEAGAN SHIPHOLDING S.A.,                         )
of Liberia, in the presence of:

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street
            Piraeus, Greece
Occupation: Attorney-at-law

SIGNED by                                        )
Mr.                                              )
for and on behalf of                             )
WHITELAW ENTERPRISES CO.,                        )
of Liberia, in the presence of:

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street,
            Piraeus, Greece
Occupation  Attorney-at-law

THE LENDERS
-----------

SIGNED by                                        )
Mr. Dimitrios Anagnostopoulos and                )
Mr. Dimitrios Sfakianakis                        )
for and on behalf of                             )
ABN AMRO BANK N.V.                               )
in the presence of:                              )

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street,
            Piraeus, Greece
Occupation  Attorney-at-law

SIGNED by                                        )
Mr. Charalambos V. Sioufas                       )
for and on behalf of                             )
CREDIT SUISSE                                    )
in the presence of:                              )

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street,
            Piraeus, Greece
Occupation  Attorney-at-law

THE AGENT, JOINT ARRANGER AND ACCOUNT BANK
------------------------------------------

SIGNED by                                        )
Mr. Dimitrios Anagnostopoulos and                )
Mr. Dimitrios Sfakianakis                        )
for and on behalf of                             )
ABN AMRO BANK N.V.                               )
in the presence of:                              )

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street
            Piraeus, Greece
Occupation: Attorney-at-law

THE JOINT ARRANGER
------------------

SIGNED by                                        )
Mr. Charalambos V. Sioufas                       )
for and on behalf of                             )
CREDIT SUISSE                                    )
in the presence of:                              )

Witness:__________________
Name:       Aristeidis D. Vourdas
Address:    13 Defteras Merarchias Street,
            Piraeus, Greece
Occupation: Attorney-at-law

02545.0001 #553486